                                                               File No. 33-46080
                                                                        811-7330

              As filed with the Securities and Exchange Commission
                              on January 19, 1996


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                         POST EFFECTIVE AMENDMENT NO. 3

                                       TO

                                    FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
                SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

     A.   Exact name of Trust:

          SPDR TRUST SERIES 1

     B.   Name of Depositor:

          PDR SERVICES CORPORATION

     C.   Complete address of Depositor's principal executive office:

          PDR SERVICES CORPORATION
          c/o AMERICAN STOCK EXCHANGE, INC.
          86 Trinity Place
          New York, New York 10006

     D.   Name and complete address of agent for service:

          James F. Duffy
          PDR SERVICES CORPORATION
          c/o AMERICAN STOCK EXCHANGE, INC.
          86 Trinity Place
          New York, New York 10006

          Copy to:
          Sam Scott Miller
          ORRICK, HERRINGTON & SUTCLIFFE
          666 Fifth Avenue
          New York, New York 10103


     E.   Title and amount of securities being registered:

          An indefinite number of units of Beneficial Interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum aggregate offering price to the public of the securities being registered:

          Indefinite pursuant to Rule 24f-2

     G.   Amount of filing fee:

          In accordance with Rule 24f-2, a registration fee in the amount of $500.00 was paid in connection with the preliminary registration of the Trust and $0.00 was paid on February 24, 1995 in connection with the filing of the Rule 24f-2 Notice for the Trust's most recent fiscal year.

     H.   Approximate date of proposed sale to public:

          AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.


================================================================================

                              SPDR TRUST SERIES 1

                             Cross Reference Sheet

                            Pursuant to Regulation C
                  Under the Securities Act of 1933, as amended

                  (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus in Form S-6)

Form N-8B-2                                                Form S-6
Item Number                                                Heading in Prospectus
-----------                                                ---------------------

                    I.  Organization and General Information
                        ------------------------------------

 1. (a) Name of Trust...............          Prospectus Front Cover
    (b) Title of securities issued..          Prospectus Front Cover

 2. Name, address and Internal
    Revenue Service Employer
    Identification Number of
    depositor.......................          Sponsor

 3. Name, address and Internal
    Revenue Service Employer
    Identification Number of
    trustee.........................          Trustee

 4. Name, address and Internal
    Revenue Service Employer
    Identification Number
    of principal underwriter........          *

 5. State of organization of Trust..          Prospectus Summary - The Trust

 6. (a)  Dates of execution and
    termination of Trust
        Agreement..................           Prospectus Summary - The
                                              Trust; Prospectus Summary
                                              - Termination
(b) Dates of execution and
    termination of Trust
        Agreement..................           Same as set forth in 6(a)

 7. Changes of name................           *

 8. Fiscal Year....................           *

 9. Material Litigation............           *

_____________________

*Not applicable, answer negative or not required.

                     II.  General Description of the Trust
                            and Securities of the Trust
                          --------------------------------

10. (a) Registered or bearer
        securities..................          Prospectus Summary - The Trust

    (b) Cumulative or distributive..          Prospectus Summary -Distributions

    (c) Rights of holders as to
        withdrawal or redemption....          Prospectus Summary -Redemption;
                                              Redemption of SPDRs;
                                              Administration of the Trust -
                                              Rights of Beneficial Owners

    (d) Rights of holders as to
        conversion, transfer, etc...          Prospectus Summary -Redemption;
                                              Administration of the Trust -
                                              Register of Ownership and
                                              Transfer; - Rights of Beneficial
                                              Owners; Redemption

    (e) Lapses or defaults in
        principal payments with
        respect to periodic payment
        plan certificates...........          *

    (f) Voting rights...............          Administration of the Trust -
                                              Voting

    (g) Notice to holders as to
        change in:

        (1) Composition of Trust
            assets..................          *

        (2) Terms and conditions
            of Trust's securities...          Administration of the Trust -
                                              Amendment

        (3) Provisions of Trust
            Agreement...............          Same as set forth in 10(g)(2)

        (4) Identity of depositor
            and trustee.............          Resignation, Removal and Liability
                                              - The Trustee; - The Sponsor

_____________________

*Not applicable, answer negative or not required.

    (h) Consent of holders
        required to change:

        (1) Composition of Trust
            assets...................      *

        (2) Terms and conditions
            of Trust's securities....      Administration of the Trust -
                                           Amendment
        (3) Provisions of Trust
            Agreement................      Same as set forth in 10(h)(2)

        (4) Identity of depositor
            and trustee..............      Resignation, Removal and Liability -
                                           The Sponsor; - The Trustee

    (i) Other principal
        features of the securities...      Prospectus Summary - The Trust

11. Type of securities
    comprising units.................      The Prospectus - Front Cover;
                                           Prospectus Summary -The Trust; The
                                           Portfolio; The S&P Index

12. Certain information regarding
    securities comprising periodic
    payment certificates.............      *

13. (a) Certain information regarding
        loads, fees, expenses
        and charges..................      Prospectus Summary -Redemption;
                                           Expenses of the Trust; Redemption of
                                           SPDRs

    (b) Certain information regarding
        periodic payment plan
        certificates.................      *

    (c) Certain percentages..........      Same as set forth in 13(a)

    (d) Reasons for certain
        differences in prices........      *

    (e) Certain other loads, fees, or
        charges payable by holders...      *



_____________________

*Not applicable, answer negative or not required.

    (f) Certain profits receivable
        by depositor, principal
        underwriters, custodian,
        trustee or affiliated
        persons......................      The Portfolio - Adjustments to the
                                           Portfolio

    (g) Ratio of annual charges and
        deductions to income.........      *

14. Issuance of Trust's securities...      The Trust - Creation of Creation
                                           Units

15. Receipt and handling of
    payments from purchasers.........      The Trust

16. Acquisition and disposition of
    underlying securities............      The Trust - Creation of
                                           Creation Units; The
                                           Portfolio; Administration of
                                           the Trust

17. (a) Withdrawal or redemption by
        holders......................      Administration of the Trust
                                           - Rights of Beneficial
                                           Owners; Redemption of SPDRs
    (b) Persons entitled or required
        to redeem or repurchase
        securities...................      Same as set forth in 17(a)

    (c) Cancellation or resale of
        repurchased or redeemed
        securities...................      Same as set forth in 17(a)

18. (a) Receipt, custody and
        disposition of income........      Administration of the Trust
                                           - Distributions to
                                           Beneficial Owners

    (b) Reinvestment of distribu-
        tions........................      *

    (c) Reserves or special funds....      Same as set forth in 18(a)

    (d) Schedule of distributions....      *


_____________________

*Not applicable, answer negative or not required.

19. Records, accounts and reports..         The S&P Index; Distribution of
                                            SPDRs; Expenses; Administration of
                                            the Trust- Records; - Distributions
                                            to Beneficial Owners; -Statements to
                                            Beneficial Owners; - Register of
                                            Ownership and Transfer

20. Certain miscellaneous provi-
    sions of Trust Agreement

    (a)  Amendments................         Administration of the Trust
                                            - Amendment

    (b)  Extension or termination..         Administration of the Trust
                                            - Amendment; - Termination

    (c)  Removal or resignation of
         trustee..................          Resignation, Removal and
                                            Liability - The Trustee

    (d)  Successor trustee.........         Same as set forth in 20(c)

    (e)  Removal or resignation of
         depositor................          Resignation, Removal and
                                            Liability - The Sponsor

    (f)  Successor depositor.......         Same as set forth in 20(e)

21. Loans to security holders......         *

22. Limitations on liabilities.....         Resignation, Removal and
                                            Liability - The Trustee; -
                                            The Sponsor

23. Bonding arrangements...........         *

24. Other material provisions of
    Trust Agreement................         *

                       III.   Organization, Personnel and
                              Affiliated Persons of Depositor
                              -------------------------------

25. Organization of depositor......        Sponsor

26. Fees received by depositor.....        *



______________________

*Not applicable, answer negative or not required.

27. Business of depositor..........           Sponsor

28. Certain information as to
    officials and affiliated
    persons of depositor...........           Sponsor

29. Ownership of voting securities
    of depositor...................           Sponsor

30. Persons controlling depositor..           *

31. Payments by depositor for
    certain services rendered
    to Trust.......................           *

32. Payments by depositor for
    certain other services
    rendered to Trust..............           *

33. Remuneration of employees of
    depositor for certain
    services rendered to Trust.....           *

34. Compensation of other persons
    for certain services rendered
    to Trust.......................           *


                 IV.  Distribution and Redemption of Securities
                      -----------------------------------------

35. Distribution of Trust's
    securities in states...........           Distribution of SPDRs

36. Suspension of sales of Trust's
    securities.....................           *

37. Denial or revocation of
    authority to distribute........           *

38. (a)  Method of distribution.....          Prospectus Summary -
                                              Underwriting; The Trust -
                                              Creation of Creation
                                              Units; Distribution of
                                              SPDRs

    (b)  Underwriting agreements.....         Prospectus Summary -
                                              Underwriting;
                                              Distribution of SPDRs

    (c)  Selling agreements..........         Same as set forth in
                                              38(b)

_____________________

*Not applicable, answer negative or not required.

39. (a) Organization of principal
        underwriter................           Underwriter

    (b) NASD membership of
        principal underwriter......           Prospectus Summary -Underwriting;
                                              Underwriter

40. Certain fees received by
    principal underwriters.........           *

41. (a) Business of principal
        underwriters...............           Prospectus Summary -Underwriting;
                                              Underwriter

    (b) Branch offices of
    principal underwriters.....               *

    (c) Salesmen of principal
    underwriters...............               *

42. Ownership of Trust's securities
    by certain persons.............           *

43. Certain brokerage commissions
    received by principal
    underwriters...................           *

44. (a) Method of valuation for
    determining offering price.               The Portfolio; Valuation

    (b) Schedule as to components of
    offering price.............               *

    (c) Variation in offering
        price to certain persons...           *

45. Suspension of redemption
    rights.........................           *

46. (a) Certain information
        regarding redemption or
        withdrawal valuation.......           Valuation; Redemption of SPDRs

    (b) Schedule as to components
        of redemption price........           *



______________________

*Not applicable, answer negative or not required.

47. Maintenance of position in
    underlying securities..........           The Trust; The Portfolio;
                                              Distribution of SPDRs; Valuation;
                                              Administration of the Trust -
                                              Distribution to Beneficial Owners


               V. Information Concerning the Trustee or Custodian
                  -----------------------------------------------

48. Organization and regulation of
    trustee........................           Trustee

49. Fees and expenses of trustee...           Expenses of the Trust; Redemptions
                                              of SPDRs

50. Trustee's lien.................           Expenses of the Trust; Redemption
                                              of SPDRs



         VI. Information Concerning Insurance of Holders of Securities
             ---------------------------------------------------------

51. (a) Name and address of
        insurance company..........           *

    (b) Types of policies.......              *

    (c) Types of risks insured and
        excluded..................            *

    (d  Coverage..................            *

    (e) Beneficiaries.............            *

    (f) Terms and manner of
        cancellation..............            *

    (g) Method of determining
        premiums..................            *

    (h) Aggregate premiums paid...            *

    (i) Recipients of premiums....            *

    (j) Other material provisions
        of Trust Agreement relating
        to insurance................          *


_____________________

*Not applicable, answer negative or not required.

                           VII. Policy of Registrant
                                --------------------

52. (a) Method of selecting and
        eliminating securities from
        the Trust...................          The Trust - Creation of Creation
                                              Units; The Portfolio;
                                              Administration of the Trust

    (b) Elimination of securities
        from the Trust..............          *

    (c) Policy of Trust regarding
        substitution and elimina-
        tion of securities..........          Same as set forth in 52(a)

    (d) Description of any other
        fundamental policy of the
        Trust.......................          *

53. (a) Taxable status of the Trust.          Tax Status of the Trust

    (b) Qualification of the Trust
        as a regulated investment
        company.....................          Same as set forth in 53(b)


                  VIII. Financial and Statistical Information
                        -------------------------------------

54. Information regarding the
    Trust's last ten fiscal years...          *

55. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *

56. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *

57. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *



_____________________

*Not applicable, answer negative or not required.

58. Certain information regarding
    periodic payment plan certifi-
    cates...........................          *

59. Financial statements
    (Instruction 1(c) to Form S-6)..          *

                   PROSPECTUS SUPPLEMENT DATED JUNE 16, 1995

     This Prospectus Supplement dated June 16, 1995 modifies the prospectus for SPDR Trust Series 1 dated April 24, 1995 (the "SPDR Prospectus") and the prospectus for the MidCap, SPDR Trust Series 1 dated April 27, 1995 (the MidCap SPDR Prospectus") attached hereto.

     Due to the recent implementation of SEC RULE 15c6-1, transfers of securities will be effected within three (3) Business Days following a securities trade as set forth in the SPDR Trust Prospectus on page 10 and in the MidCap SPDR Trust Prospectus on page 12. Accordingly, the Sponsor has determined to change the Record Date set forth on page 2 of each prospectus from the fourth Business Day after the third Friday in each of March, June, September and December to the second Business Day after the third Friday in each of the same months.

                             PROSPECTUS SUPPLEMENT
                            DATED NOVEMBER 2, 1995

          This Prospectus Supplement dated November 2, 1995 modifies the prospectus for the SPDR Trust Series 1 dated April 24, 1995 (the "Base Prospectus") and the prospectus supplement attached thereto dated June 16, 1995, both of which are attached hereto.

                       ________________________________

          Effective as of the date hereof, as further described below, the Sponsor has undertaken to reduce the ordinary expenses of the Trust from the amount of 20/100 of 1% ("0.20%") currently set forth in the Base Prospectus under the caption "Expenses of the Trust" to 19/100 of 1% ("0.19%") during the period from November 2, 1995 through December 31, 1995 (the "1995 Period") and to further reduce such amount to 18.45/100 of 1% ("0.1845%") during the period from January 1, 1996 through December 31, 1996 (the "1996 Period").

          Therefore, on each day during the 1995 Period, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 0.19% of the daily net asset value of the Trust, and during the 1996 Period, such expenses will not be permitted to exceed an amount which is 0.1845% of the daily net asset value of the Trust. To the extent such expenses actually exceed 0.19% or 0.1845% during the 1995 Period or 1996 Period, respectively, the Sponsor will reimburse the Trust for or assume such excess expense.

          The Sponsor continues to retain the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the 1995 Period or the 1996 Period the Trust's ordinary operating expenses fall below 0.19% or 0.1845%, respectively, on any given day during such periods. See "Expenses of the Trust" on pages 41-43 of the Base Prospectus for a description of ordinary operating expenses and other fees and expenses which are or may be borne by the Trust.

        _______________________________________________________________

                          PROSPECTUS SUPPLEMENT DATED
                               JANUARY 19, 1996
        _______________________________________________________________


          This Prospectus Supplement dated January 19, 1996 modifies the prospectus for the SPDR Trust Series 1 (the "Trust") dated April 24, 1995 (the "Base Prospectus") and the prospectus supplements attached thereto dated June 16, 1995 and November 2, 1995, all of which are attached hereto.

        _______________________________________________________________

          The Mandatory Termination Date for the Trust currently listed on page 2 of the Base Prospectus as January 22, 2018 has been extended. The new Mandatory Termination date is the earlier of (1) January 22, 2118 or (2) the date 20 years after the death of the last survivor of the eleven persons named in the Trust Agreement, the oldest of whom was born in 1990 and the youngest of whom was born in 1993.

        _______________________________________________________________

          The Sponsor has determined to eliminate the waiver of the Transaction Fee charged in connection with the creation of fifteen (15) or more Creation Units, as more fully described on pages 4-5 and 25 of the Base Prospectus. Therefore, effective January 19, 1996 until further notice, the Transaction Fee payable for a creation through the SPDR Clearing Process of two (2) or more Creation Units per Participating Party per day will be $3,000.

        _______________________________________________________________

PROSPECTUS
----------

            STANDARD & POOR'S DEPOSITARY RECEIPTS (R) ("SPDRS") (R)

                              SPDR TRUST SERIES 1

                            A UNIT INVESTMENT TRUST

                        _______________________________

    This Trust (the "Trust") was formed by PDR Services Corporation, a Delaware corporation (the "Sponsor") and a wholly-owned subsidiary of the American Stock Exchange, Inc. (the "Exchange"), to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the portfolio of securities held by the Trust (the "Securities") consisting of substantially all of the common stocks, in substantially the same weighting, as the component common stocks of the Standard & Poor's 500 Index (the "S&P Index").* While the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the S&P Index, there is no assurance that this investment objective can be achieved. Each unit of fractional undivided interest in the Trust is referred to as a Standard & Poor's Depositary Receipt ("SPDR"). The value of the Securities and, consequently, the value of SPDRs, will fluctuate. The minimum number of SPDRs that may be created or redeemed at any one time as described below is 50,000, which aggregation is referred to herein as a "Creation Unit".

    SPDRs are listed on the Exchange. SPDRs are traded in the secondary market on a per-SPDR basis, and need not be traded in Creation Unit size aggregations.

                        _______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        _______________________________

                        Prospectus dated April 24, 1995



Investors are advised to read and retain this Prospectus for future reference.

                        _______________________________

* "S&P" (R), "S&P 500" (R), "Standard & Poor's 500", "Standard and Poor's Depositary Receipts" (R) and "SPDRs" (R) are trademarks of McGraw-Hill, Inc., PDR Services Corporation and the American Stock Exchange, Inc. are permitted to use these trademarks pursuant to a license agreement with Standard & Poor's, a division of McGraw-Hill, Inc. The Trust, however, is not sponsored by or affiliated with Standard & Poor's or McGraw-Hill, Inc.

                COPYRIGHT (C) 1992 BY PDR SERVICES CORPORATION

                ESSENTIAL INFORMATION AS OF DECEMBER 31, 1994+


Number of SPDRs                             9,200,065

Fractional Undivided Interest in Trust
Represented by each SPDR                    1/9,200,065th

Record Date:                                Quarterly, on the fourth Business
                                            Day after the third Friday in each
                                            of March, June, September and
                                            December.++

Dividend Payment Dates:                     Quarterly, on the last Business Day
                                            of April, July, October and
                                            January.++

Trustee's Annual Fee:                       From 11/100 of one percent to 15/100
                                            of one percent, based on net asset
                                            value of the Trust, as the same may
                                            be reduced by certain amounts, plus
                                            the Adjustment Amount.+++

Estimated Ordinary
Operating Expenses of the Trust:            20/100 of one percent (inclusive of
                                            Trustee's annual fee).+++

Net Asset Value per SPDR (based on
the value of the Securities, other net
assets of the Trust and number of
SPDRs outstanding)                          $45.93

Evaluation Time:                            Closing time of the regular trading
                                            session on the New York Stock
                                            Exchange, Inc. (ordinarily 4:00 p.m.
                                            New York time).

Licensor:                                   Standard & Poor's, a division of
                                            McGraw-Hill, Inc.

Mandatory Termination Date:                 January 22, 2018

Discretionary Termination:                  Trust may be terminated if at any
                                            time after six months following and
                                            prior to three years following the
                                            Initial Date of Deposit the value of
                                            the securities held by the Trust is
                                            less than $150,000,000 or if at any
                                            time after three years following the
                                            Initial Date of Deposit such value
                                            is less than $350,000,000, as such
                                            amount shall be adjusted for
                                            inflation.++++

_________________________
   + The Trust Agreement became effective and the initial deposit was made on January 22, 1993 (the "Initial Date of Deposit").
  ++ See "Administration of the Trust--Distributions to Beneficial Owners". +++ See "Expenses of the Trust".
++++ The Trust may also be terminated under other circumstances. See "Administration of the Trust--Termination".

                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

OBJECTIVES

    The Sponsor formed the Trust to provide investors with the opportunity to purchase units of beneficial interest in the Trust representing proportionate undivided interests in the Securities which consist of substantially all of the common stocks, in substantially the same weighting, as the component common stocks of the Standard & Poor's 500 Index (the "S&P Index") in the form of a security that closely tracks the S&P Index and that may be traded as a share of common stock. The investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the component common stocks of the S&P Index (the "Index Securities"). There can be no assurance that this investment objective will be met fully. For example, it may not be possible for the Trust to replicate and maintain exactly the composition and relative weightings of the Index Securities. It is also possible that, from time to time, the Trust will be unable to purchase all of the Index Securities. In certain circumstances, the Trust may be required to make distributions in excess of the yield performance of the Index Securities (see "Tax Status of the Trust"). The value of the Securities and, consequently, the value of SPDRs, is subject to changes in the value of common stocks generally and to other factors. Further, the payment of dividends and maintenance of capital are subject to a number of conditions, including the financial condition of the issuers of the Securities (see "Special Considerations").

THE TRUST

    The Trust is a unit investment trust organized under the laws of the state of New York. The Trust is governed by a trust agreement (the "Trust Agreement") between State Street Bank and Trust Company, a bank and trust company organized under the laws of the Commonwealth of Massachusetts (the "Trustee"), and the Sponsor dated and executed on January 22, 1993.

DISTRIBUTOR

    The Distributor for SPDRs is PDR Distributors, Inc., a registered broker-dealer, a member of the National Association of Securities Dealers, Inc., and a wholly-owned subsidiary of Signature Financial Group, Inc. (see "Underwriting").

PORTFOLIO DEPOSITS

    All orders to create SPDRs in Creation Unit size aggregations must be placed with the Distributor (see "Underwriting" and "Procedure for Creation of Creation Units"). To be eligible to place orders with the Distributor to create Creation Unit size aggregations of SPDRs, an entity or person either must be (1) a "Participating Party", that is a participant in the Continuous Net Settlement ("CNS") System of the National Securities Clearing Corporation ("NSCC"), a clearing agency that is registered with the Securities and Exchange Commission (the "Commission"), or (2) a Depository Trust Company ("DTC") Participant (see "Book-Entry Ownership of SPDRs"), and in each case must have executed a Participant Agreement, as hereinafter defined (see "The Trust--Procedures for Creation of Creation Units" and "The Trust--Placement of Creation Orders Using SPDR Clearing Process"). Upon acceptance of an order to create SPDRs, the Trustee will initiate the book entry movement of an appropriate number of SPDRs to the account of the entity placing the order. Payment for orders to create SPDRs will be made by deposits with the Trustee of a portfolio of securities that is substantially similar in composition and weighting to the Index Securities (see "The Trust--Creation of SPDRs"), together with a cash payment in an amount which shall be equal to the Dividend Equivalent Payment (as hereinafter defined), plus or minus, as the case may be, the Balancing Amount (as hereinafter defined--see "The Portfolio--Adjustments to the Portfolio Deposit"). The "Dividend Equivalent Payment" enables the Trustee to make a distribution of dividends on the next Dividend Payment Date (as hereinafter defined), and is an amount equal, on a per Creation Unit basis, to the dividends on all the Securities with ex-dividend dates within the accumulation period, net of expenses and liabilities for such period (including, without limitation, (x) taxes or other governmental charges against the Trust not previously deducted, if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see "Expenses of the Trust")), as if all of the Securities had been held for the entire accumulation period for such distribution. For federal income tax purposes, a portion of dividend distributions may result in a return of capital to Beneficial Owners (as hereinafter defined) of SPDRs (see "Tax Status of the Trust").

    The Dividend Equivalent Payment and the Balancing Amount are collectively referred to herein as the "Cash Component" and the deposit of such a portfolio of securities and the Cash Component are collectively referred to herein as a "Portfolio Deposit". In the event that the Trustee determines, in its discretion, that an Index Security is likely to be unavailable or available in insufficient quantity for delivery to the Trust upon the creation of SPDRs in Creation Unit size aggregations, then the Trustee shall have the discretion to permit the cash equivalent value of such Index Security to be included in the Portfolio Deposit as a part of the Cash Component in lieu of the inclusion of such Index Security in the securities portion of the Portfolio Deposit (see "The Portfolio--Adjustments to the Portfolio Deposit").

    In connection with the creation of SPDRs, if a creator is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right, in its discretion, to permit the cash equivalent value of such Index Security or Index Securities to be included in the Portfolio Deposit based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such creation order is deemed received by the Distributor (see "Placement of Creation Orders outside SPDR Clearing Process") as part of the Cash Component in lieu of the inclusion portion of the Portfolio Deposit. In such case such creator will pay the Trustee the standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit, subject to the current maximum charge of $12,000 as described below.

    An entity or person placing creation orders with the Distributor must deposit Portfolio Deposits either (i) through the CNS clearing processes of NSCC, as such processes have been enhanced to effect creations and redemptions of Creation Unit size aggregations of SPDRs, such processes being referred to herein as the "SPDR Clearing Process", or (ii) with the Trustee outside the SPDR Clearing Process (i.e., through the facilities of DTC).

TRANSACTION FEE

    Subject to the charges, modifications or waivers described below, a transaction fee is payable to the Trustee in connection with each creation and each redemption made through the SPDR Clearing Process of each Creation Unit size aggregation of SPDRs (the "Transaction Fee"). Such Transaction Fee is non-refundable, regardless of the net asset value of the Trust. During the period commencing as of the date hereof through and ending on the date in calendar year 1996 when this Prospectus is revised pursuant to annual prospectus updating requirements (the "Update Date"), the Transaction Fee charged in connection with the creation of Creation Units through the SPDR Clearing Process (see "Procedures for Creation of Creation Units") is $1,500 for a creation order for one Creation Unit per Participating Party per day and $3,000 for creation order(s) for two or more Creation Units per Participating Party per day. In addition, during the same time period described above, until further notice is given as described below, the entire amount of the Transaction Fee (i.e., $3,000) will be waived for any Participating Party creating at least fifteen
(15) Creation Units through the SPDR Clearing Process on any one day. This schedule may be subsequently changed, modified, or discontinued, in the sole discretion of the Sponsor, as described below at the end of this subsection.

    The Transaction Fee charged in connection with redemptions through the SPDR Clearing Process shall be as set forth in the following table (subject to change as described below):

                  REDEMPTIONS PER PARTICIPATING PARTY PER DAY

    1-10 Creation Units                               $1,500 per Creation Unit
    11-25 Creation Units                              $500* per Creation Unit
    26 and more                                       $250* per Creation Unit

    If Creation Units are created or redeemed outside the SPDR Clearing Process, an additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit will be charged to the creator or redeemer per Creation Unit per day. Under the current schedule, therefore, the total fee charged in connection with the creation or redemption of one Creation Unit outside the SPDR Clearing Process would be $1,500 (the Transaction Fee for the creation or redemption of one Creation Unit) plus an additional amount of $4,500 (3 times $1,500) for a total of $6,000. In addition, until further notice is given as described below, the total fee charged will be subject to a maximum charge of $12,000 per day. Under the current schedule, therefore, the Transaction Fee plus additional amounts charged in connection with the creation of Creation Units outside the SPDR Clearing Process on any day is $6,000 for one Creation Unit and $12,000 for two or more Creation Units. No waiver of the Transaction Fee or additional amounts incurred in connection with the creations or redemptions of SPDRs outside the SPDR Clearing Process is currently permitted.

    From time to time, and for such periods as the Sponsor, in its sole discretion, may determine, the Transaction Fee (as well as any additional amounts charged in connection with creations and/or redemptions outside the SPDR Clearing Process) may be increased, decreased or otherwise modified or waived in its entirety for certain lot-size creations and/or redemptions, or for creations and/or redemptions made under certain specified circumstances without the consent of Beneficial Owners, subject to certain conditions (See "The Trust-Creation of Creation Units" and "Procedures for Redemption of SPDRs"). The Sponsor also reserves the right, from time to time, to vary the lot-size of the creations and/or redemptions of SPDRs subject to an increase or decrease and/or entitled to such waiver of the Transaction Fee. Such changes or variations would be effected by an amendment to the current SPDR prospectus. Any change so made will not cause the amount of the Transaction Fee to exceed 1/10th of one percent of the value of a Creation Unit at the time of a creation, or redemption, as the case may be.

    The amount of the Transaction Fee in effect at any given time will be available from the Trustee.

SIZE OF CREATION UNIT AGGREGATIONS OF SPDRS

    SPDRs may be created or redeemed in Creation Unit size aggregations of 50,000 SPDRs, or in multiples thereof (e.g., 100,000, 150,000, 200,000 SPDRs), and in no event will fractional Creation Units be created or redeemed.** The Sponsor reserves the right to direct the Trustee to declare a split or reverse split in the number of SPDRs outstanding and a corresponding change in the number of SPDRs constituting a Creation Unit in the event that the per SPDR price in the secondary market changes to an amount that falls outside a desirable retail range. For example, if a 2-for-1 split were declared, the number of SPDRs in a Creation Unit size aggregation of SPDRs would double (e.g., from 50,000 to 100,000 SPDRs per Creation Unit).

PORTFOLIO ADJUSTMENTS

    To maintain the correlation between the composition and weighting of Securities and that of the Index Securities, the composition and weightings of the Securities is adjusted from time to time to conform to periodic changes in the identity and/or relative weightings of the Index Securities made by Standard & Poor's, a division of McGraw-Hill, Inc. ("Standard & Poor's" or "S&P"). The Trustee aggregates certain of these adjustments and makes conforming changes to the Trust's portfolio at least monthly; adjustments are made more frequently, however, in

_________________________

* The Transaction Fee applies to the number of Creation Units that falls into the size category indicated.
** See "Dividend Reinvestment Service," however, for a description of the sole case in which SPDRs may be created by the Trustee in less than a Creation Unit size aggregation of 50,000 SPDRs.

the case of changes to the S&P Index that are significant (see "The Portfolio-- Adjustments to the Portfolio"). The composition and weightings of the securities portion of a Portfolio Deposit are also adjusted to conform to changes in the S&P Index. Any change in the identity or weighting of an Index Security will result in a corresponding adjustment to the prescribed Portfolio Deposit effective on the Business Day (a "Business Day" being any day that the New York Stock Exchange is open for business) following the day on which the change to the S&P Index takes effect after the close of the market (see "The Portfolio-- Adjustments to the Portfolio Deposit").

BOOK ENTRY OWNERSHIP OF SPDRS

    The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the "Depository") or its nominee will be the record or registered owner of all outstanding SPDRs. Beneficial ownership of SPDRs will be shown on the records of the Depository or its participants. Certificates will not be issued for SPDRs, whether in Creation Unit size aggregations or otherwise (see "The Trust--Book-Entry-Only System").

EXPENSES

    The expenses incident to the organization of the Trust and its registration as an investment company were capitalized and are being amortized on a straight line basis over five years following the Initial Date of Deposit (see "Expenses of the Trust"). The Trustee's fees are set forth generally in the Summary of Essential Information and more specifically in "Expenses of the Trust" below. Other expenses of the Trust are also described more fully in "Expenses of the Trust".

FEDERAL INCOME TAX CONSIDERATIONS

    For the fiscal year ended December 31, 1994, the Trust believes that it qualified for tax treatment as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"). The Trust intends to continue to so qualify and to distribute annually its entire investment company taxable income and net capital gain. Distributions that are taxable as ordinary income to Beneficial Owners generally are expected to constitute dividend income for federal income tax purposes and to be eligible for the dividends-received deduction available to many corporations to the extent of qualifying dividend income received by the Trust (see "Tax Status of the Trust"). The Trust's regular quarterly distributions are based on the dividend performance of the Securities held during such quarterly distribution period rather than the actual taxable income of the Trust. As a result, a portion of the distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may be required to make additional distributions to maintain its status as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income (see "Tax Status of the Trust" and "Administration of the Trust--Distributions to Beneficial Owners").

ERISA CONSIDERATIONS

    In considering the advisability of an investment in SPDRs, fiduciaries of pension, profit sharing or other tax-qualified retirement plans (including Keogh Plans) and welfare plans (collectively, "Plans") subject to the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider whether an investment in SPDRs is permitted by the documents and instruments governing the Plan and whether the investment satisfies the diversification requirements of ERISA. Individual retirement account ("IRA") investors should consider that an IRA may make only such investments as are authorized by its governing instruments.

    The fiduciary standards and prohibited transaction rules of ERISA and
Section 4975 of the Code will not apply to transactions involving the Trust's assets while SPDRs are held by a Plan or IRA. Unlike many other investment vehicles offered to Plans and IRAs, the Trust's assets will not be treated as "plan assets" of the Plans or IRAs which acquire or purchase SPDRs. Although ERISA imposes certain duties on Plan fiduciaries and ERISA and/or Section 4975 of the Code prohibit certain transactions involving "plan assets" between Plans or IRAs and their fiduciaries or certain related persons, those rules will not apply to transactions involving the Trust's assets because SPDRs represent an interest in the Trust, and the Trust is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). ERISA, the Code and U.S. Department of Labor regulations contain unconditional language exempting the assets of registered investment companies from treatment as "plan assets" in applying the fiduciary and prohibited transaction provisions of ERISA and the Code.

RESTRICTIONS ON PURCHASES BY INVESTMENT COMPANIES

    The acquisition of SPDRs by registered investment companies is subject to the restrictions set forth in Section 12(d)(1) of the 1940 Act.

INVESTMENT MANAGEMENT

    The Trust holds the Securities and cash and is not actively "managed" by traditional methods, which typically involve effecting changes in the Securities on the basis of judgments made relating to economic, financial and market considerations. The composition and relative weightings of the Securities are, however, adjusted to conform to changes in the composition and weighting of the Index Securities in the manner set forth in the Trust Agreement (see "The Portfolio--Adjustments to the Portfolio").

DISTRIBUTIONS

    Quarterly distributions based on the amount of dividends payable with respect to Securities held by the Trust and other income, if any, received by the Trust, net of fees and expenses, are made via the Depository and its participants to Beneficial Owners (see "The Trust--Book-Entry-Only System") on each Dividend Payment Date (see "Administration of the Trust--Distributions to Beneficial Owners"). Any capital gain income recognized by the Trust in any taxable year that is not previously treated as distributed during the year ordinarily is to be distributed at least annually in January of the following taxable year. The Trust may make additional distributions shortly after the end of the year in order to satisfy certain distribution requirements imposed by the Code (see "Tax Status of the Trust" and "Administration of the Trust-- Distributions to Beneficial Owners"). Although all distributions are currently made quarterly, the Trustee reserves the right to vary the periodicity with which distributions are made (see "Administration of the Trust--Distributions to Beneficial Owners"). Those Beneficial Owners interested in reinvesting their quarterly distributions may participate through DTC Participants in the DTC Dividend Reinvestment Service available through certain brokers. (See "Dividend Reinvestment Service" for a brief description thereof.)

REDEMPTION

    SPDRs in Creation Unit size aggregations are redeemable in kind only and are not redeemable for cash (see "Redemption of SPDRs"). SPDRs can be redeemed only in Creation Unit size aggregations effected by a Participating Party (with respect to redemptions through the SPDR Clearing Process) or a DTC Participant (with respect to redemptions outside the SPDR Clearing Process), in either case which has executed a Participant Agreement (see "Redemption of SPDRs--Procedure for Redemption of SPDRs"). Individual SPDRs are not redeemable, but entitle the owners thereof to certain payments upon termination of the Trust (see "Administration of the Trust--Termination"). Prior to termination, SPDR owners may aggregate individual SPDRs to Creation Unit size or multiples thereof (e.g., 50,000, 100,000 SPDRs, etc.) and request that the Trustee redeem the SPDRs so aggregated. There can be no assurance, however, that there always will be sufficient depth and liquidity in the public trading market to complete all such transactions (see "Special Considerations"). Owners of SPDRs in less than Creation Unit size aggregations may have to pay brokerage fees and commissions to acquire sufficient SPDRs (i.e., 50,000 SPDRs) to constitute a Creation Unit. Each redemption is also accompanied by a Cash Redemption Payment (as hereinafter defined, see "Redemption of SPDRs--Procedure for Redemption of SPDRs") which on any given Business Day is an amount identical to the Cash Component of a Portfolio Deposit. In the event that the Trustee determines in its discretion that an Index Security is likely to be unavailable for delivery or available in insufficient quantity for delivery by the Trust upon the redemption of SPDRs in creation unit size aggregations, then the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index

Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Order Using SPDR Clearing Process"), as part of the Cash Redemption Payment in lieu of providing the Index Security to the redeemer.

    In connection with the redemption of SPDRs, if a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Outside SPDR Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In such case, such investor will pay the Trustee the Standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit, subject to the current maximum charge of $12,000.

    SPDR owners may also be required to pay Excess Cash Amounts, (as hereinafter defined) when applicable, in connection with a redemption of SPDRs (see "Redemption of SPDRs--Procedure for Redemption of SPDRs"). The Transaction Fee will be charged in connection with the redemption of each Creation Unit size aggregation of SPDRs. If a request for redemption is made directly to the Trustee outside the SPDR Clearing Process, an additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit will be charged to the redeemer due to the increased expense associated with delivery outside the SPDR Clearing Process (see "Prospectus Summary--Transaction Fee").

TERMINATION

    The Trust will terminate by its terms twenty-five (25) years from the Initial Date of Deposit or by the agreement of the Beneficial Owners of 66 2/3% of the then outstanding SPDRs or in the event that SPDRs are de-listed from the Exchange (see "Exchange Listing"). The Sponsor will also have the discretionary right to terminate the Trust if at any time after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust is less than $150,000,000 or if at any time after three years following the Initial Date of Deposit such value is less than $350,000,000, as such dollar amount shall be adjusted for inflation in accordance with the National Consumer Price Index for All Urban Consumers (the "CPI-U")* as published by the United States Department of Labor, such adjustment to take effect at the end of the fourth year following the Initial Date of Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the month preceding the month in which such adjustment is made. The Trustee shall also have the right to terminate the Trust in the event that (a) the Sponsor resigns or becomes incapable of discharging its duties and a successor is not appointed;
(b) the Depository is unable or unwilling to continue to perform its functions as set forth herein and a comparable replacement is unavailable; (c) NSCC no longer provides clearance services with respect to SPDRs, or if the Trustee is no longer a member of NSCC; (d) Standard & Poor's ceases publishing the S&P Index; or (e) the License Agreement (as hereinafter defined) is terminated (see "Administration of the Trust--Termination"). The Trust shall also terminate if the Trustee resigns or becomes incapable of discharging its duties and a successor is not appointed.

UNDERWRITING

    PDR Distributors, Inc. (the "Distributor") acts as underwriter of SPDRs on an agency basis. All orders to create SPDRs in Creation Unit size aggregations must be placed with the Distributor, and it is the responsibility of the Distributor to transmit such orders to the Trustee. The Distributor will furnish to those placing such orders

_________________________

* The National Consumer Price Index for All Urban Consumers (the "CPI-U") as published by the United States Department of Labor, measures the inflation rate of specified commodities deemed representative of the purchases of all urban consumers.

confirmation that the orders have been accepted, but the Distributor shall reject any order which is not submitted in proper form. Upon acceptance of an order to create SPDRs, the Distributor instructs the Trustee to initiate the book-entry movement of the appropriate number of SPDRs to the account of the entity placing the order. The Distributor is also responsible for delivering a prospectus to those persons creating SPDRs. The Distributor also maintains records of both the orders placed with it for the creation of SPDRs and the confirmations of acceptance issued by it. In addition, the Distributor maintains a record of the instructions given to implement delivery of SPDRs in response to orders placed with it. The Distributor may also provide certain other administrative services, such as those related to state securities law compliance. The Distributor is a corporation organized in 1991 under the laws of the State of Delaware and is located at 6 St. James Avenue, Boston, MA 02116. The Distributor is a registered broker-dealer, a member of the National Association of Securities Dealers, Inc. and a wholly-owned subsidiary of Signature Financial Group, Inc. The Sponsor pays the Distributor for its services a flat annual fee. The Sponsor will not seek reimbursement for such payment from the Trust without obtaining prior exemptive relief from the Commission.


                    SPECIAL CONSIDERATIONS AND RISK FACTORS

GENERAL

    Investment in the Trust should be made with an understanding that the value of the Securities may fluctuate in accordance with changes in the financial condition of the issuers of the Securities (particularly those that are heavily weighted in the S&P Index), the value of common stocks generally and other factors. The identity and weighting of the Index Securities and the Securities also changes from time to time (see "The Portfolio--Adjustments to the Portfolio" and "The Portfolio--Selection and Acquisition of Securities"). There can be no assurance that the issuers of the Securities will pay dividends on outstanding shares of common stock. Distributions on the Securities will generally depend upon the declaration of dividends by the issuers of the Securities; the declaration of such dividends generally depends upon various factors, including the financial condition of the issuers and general economic conditions. As discussed above, the Trust, unlike a managed investment company, is not actively "managed" by traditional methods, and therefore the adverse financial condition of an issuer will not result in the elimination of its securities from the Securities held by the Trust unless the Securities of such issuer are removed from the S&P Index (see "The Portfolio--Adjustments to the Portfolio").

    An investment in the Trust should also be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of the issuers of the Securities may become impaired or that the general condition of the stock market may deteriorate (either of which may cause a decrease in the value of the Securities and thus in the value of SPDRs). Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various and unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises. As discussed above, the Trust is not actively "managed" and therefore common stocks held by the Trust will not be disposed of as a result of normal fluctuations in the market.

    Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the issuer, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), or preferred stocks which typically have a liquidation preference and which may have stated optional or mandatory redemption provisions, common stocks have neither a fixed principal amount nor a maturity. Common stock values are subject to market fluctuations as long as the common stock remains outstanding. The value of the Securities thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit (see "Market Risks").

    Although most of the Securities are listed on a national securities exchange, the principal trading market for some Securities may be in the over-the-counter market. The existence of a liquid trading market for certain Securities may depend on whether dealers will make a market in such Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or that any such market will be or remain liquid. The price at which the Securities may be sold and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

    An investment in the Trust should also be made with an understanding that the Trust may never be able to replicate exactly the performance of the S&P Index because the total return generated by the Securities will be reduced by transaction costs incurred in adjusting the actual balance of the Portfolio Securities and other Trust expenses, whereas such transaction costs and expenses are not included in the calculation of the S&P Index. It is also possible that for a short period of time, the Trust may not fully replicate the performance of the S&P Index due to the temporary unavailability of certain Index Securities in the secondary market or due to other extraordinary circumstances. Such events are unlikely to continue for an extended period of time, because the Trustee is required to correct such imbalances by means of adjusting the composition or weighting of Portfolio Securities (see "The Portfolio--Adjustments to the Portfolio").

    Neither the Depository nor Beneficial Owners of SPDRs are entitled either to dispose of any of the Securities in the Trust, as such, or to vote the Securities. As the beneficial owner of the Securities, the Trustee has the right to vote all of the voting Securities (see "Administration of the Trust-- Voting").

    Except as otherwise specifically noted, the time frames for delivery of securities, cash, or SPDRs in connection with creation and redemption activity within the SPDR Clearing Process as set forth herein are based on NSCC's current "regular way" settlement period of five (5) days during which NSCC is open for business (each such day an "NSCC Business Day").* NSCC may, in the future, further reduce such "regular way" settlement period, in which case it is anticipated that there would be a corresponding reduction in settlement periods applicable to SPDR creations and redemptions. Investors should note that NSCC Business Days do not always coincide with the days during which the Trustee is open for business.

NET ASSET VALUE AND MARKET PRICES

    The Trust's assets consist primarily of the Securities. Therefore, the net asset value of SPDRs in Creation Unit size aggregations and, proportionately, the net asset value per SPDR, changes as fluctuations occur in the market value of Securities. Investors should also be aware that the aggregate public trading market price of 50,000 SPDRs may be different from the net asset value of a Creation Unit aggregation of SPDRs (i.e., 50,000 SPDRs may trade at a premium over or at a discount to the net asset value of a Creation Unit) and similarly the public trading market price per SPDR may be different from the net asset value of a Creation Unit on a per SPDR basis (see "Special Considerations and Risk Factors--Market Risks"). This price difference may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for SPDRs will be closely related to, but not identical to, the same forces influencing the prices of the S&P 500 stocks trading individually or in the aggregate at any point in time. The expenses of the Trust are reflected in the net asset value of SPDRs in Creation Unit size aggregations and the expenses of the Trust are accrued daily (see "Expenses of the Trust").

_________________________

* Currently, "regular way" settlement takes place within five (5) NSCC Business Days following a securities trade (generally expressed as "T+5"). Such settlement period will be shortened to three (3) NSCC Business Days following a securities trade (generally expressed as "T+3") on June 7, 1995, the effective date of SEC Rule 15c6-1 requiring such shortened settlement period ("SEC Rule 15c6-1"), except during the "conversion period" during which trade settlements move from T+5 to T+3 and hence may settle on T+4.

TRADING CONSIDERATIONS

    The Sponsor does not maintain a secondary market in SPDRs. SPDRs are listed for trading on the Exchange. The market symbol for SPDRs is SPY. Trading in SPDRs on the Exchange may be halted due to market conditions or, in light of Exchange rules and procedures, for reasons that, in the view of the Exchange, make trading in SPDRs inadvisable. In addition, trading in SPDRs on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange "circuit breaker" rules that require trading in securities on the Exchange to be halted for a specified time period based on a specified market decline. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of SPDRs will continue to be met or will remain unchanged. The Trust will be terminated in the event SPDRs are delisted from the Exchange. (For a description of the conditions to listing of SPDRs and the circumstances under which the Exchange would consider the suspension of trading in or the de-listing of SPDRs, see "Exchange Listing.") Further, the Trust may be terminated, among other reasons, in the event that the License Agreement is terminated or the net asset value of the Trust falls below a specified level (see "Administration of the Trust--Termination").

MARKET RISKS

    SPDRs are subject to the risks of an investment in a broadly based portfolio of common stocks, including the risk that the general level of stock prices may decline, thereby adversely affecting the value of such investment. SPDRs are also subject to risks other than those associated with an investment in a broadly based portfolio of common stocks in that the selection of the stocks included in the Trust's portfolio, the expenses associated with the Trust or other factors distinguishing an ownership interest in a trust from the direct ownership of a portfolio of securities may affect trading in SPDRs as compared with trading in a broadly based portfolio of common stocks. SPDRs are further subject to the risk that extraordinary events may cause any of the parties providing services to the Trust, such as the Trustee, the Sponsor, the Distributor, the Depository or NSCC, to be closed or otherwise unable to perform such party's obligations as set forth herein and in the agreements between and among such parties. According to the terms of the Trust Agreement, if any of the above named entities fails or is otherwise unable to perform adequately its duties, a successor entity may be named or appointed to assume all duties and obligations of its predecessor. If, however, no suitable successor is available or willing to undertake all such duties and obligations, under the Trust Agreement the Trust will then be terminated (see "Administration of the Trust-- Termination").

    The Trustee will deliver a portfolio of Securities for each Creation Unit size aggregation of SPDRs delivered for redemption, identical in weighting and composition to the securities portion of a Portfolio Deposit as in effect on the date request for redemption is deemed received by the Trustee (see "Redemption of SPDRs"). If a redemption is processed through the SPDR Clearing Process, to the extent that the securities to be delivered on settlement date are not delivered, they will be covered by NSCC's guarantee of the completion of such delivery. Any Securities not received on settlement date will be marked to the market until delivery is completed. The Trust, to the extent it has not already done so, remains obligated to deliver such Securities to NSCC, and the market risk of any increase in the value of such Securities until delivery is made by the Trust to NSCC could adversely affect the net asset value of the Trust.

    Investors should also note that the size of the Trust in terms of total assets held may change substantially over time and from time to time as SPDRs in Creation Unit size aggregations are created and redeemed. Such fluctuations in Trust size should not adversely impact the net asset value at any time, because the amount of the Cash Component or the Cash Redemption Payment upon creations or redemptions, respectively, of SPDRs in Creation Unit size aggregations is determined each day to equate the value of the Portfolio Deposit to the net asset value of the Trust, on a per Creation Unit basis, at the close of business on the day such request is deemed received by the Trustee (see "The Portfolio-- Adjustments to the Portfolio Deposit").

    Investors in the Trust should also be aware that there are tax consequences associated with the ownership of SPDRs resulting from the distribution of Trust dividends and sales of SPDRs as well as the sales of underlying Securities held by the Trust in connection with redemptions under certain circumstances (see "Tax Status of the Trust--Tax Consequences to Beneficial Owners").

SPDR TRUST SERIES 1
REPORT OF INDEPENDENT ACCOUNTANTS
________________________________________________________________________________

To the Trustee and Unitholders of
SPDR Trust Series 1

    In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of SPDR Trust Series 1 (the "Trust") at December 31, 1994, and the results of its operations, the changes in its net assets and the financial highlights for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Trust's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments owned at December 31, 1994 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



Price Waterhouse LLP
Boston, Massachusetts
February 10, 1995

SPDR TRUST SERIES 1
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 1994
________________________________________________________________________________

ASSETS
  Investments in securities, at value (cost $419,331,300) (Note 2)..............          $422,505,963
  Cash..........................................................................             2,366,045
  Receivable for SPDRs issued in-kind (Note 4)..................................            46,078,295
  Dividends receivable (Note 2).................................................             1,090,008
  Deferred organization costs (Note 2)..........................................               337,328
                                                                                          ------------
TOTAL ASSETS....................................................................           472,377,639
                                                                                          ------------

LIABILITIES
  Investments deliverable for SPDRs issued in-kind (Note 4).....................            46,091,769
  Income distribution payable (Note 2)..........................................             2,974,410
  Due to Sponsor (Note 3).......................................................               484,787
  Accrued Trustee fees (Note 3).................................................               139,422
  Accrued expenses and other liabilities........................................               110,690
                                                                                          ------------
TOTAL LIABILITIES...............................................................            49,801,078
                                                                                          ------------
NET ASSETS......................................................................          $422,576,561
                                                                                          ============

NET ASSETS REPRESENTED BY:
  Paid in surplus relating to 9,200,065 units of fractional undivided interest
       ("SPDRs") outstanding; unlimited units authorized (Note 4)...............          $419,800,164
  Accumulated undistributed net investment income...............................               235,408
  Accumulated net realized loss on investments..................................              (633,674)
  Net unrealized appreciation on investments....................................             3,174,663
                                                                                          ------------
NET ASSETS......................................................................          $422,576,561
                                                                                          ============

NET ASSET VALUE PER SPDR  ($422,576,561 / 9,200,065 SPDRs)......................                $45.93
                                                                                          ============

See accompanying notes to financial statements

SPDR TRUST SERIES 1
STATEMENT OF OPERATIONS
________________________________________________________________________________

                                                            FOR THE YEAR           FOR THE PERIOD
                                                                ENDED                  ENDED
                                                          DECEMBER 31, 1994      DECEMBER 31, 1993*
                                                          -----------------      ------------------
INVESTMENT INCOME
  Dividend income (Note 2)..............................       $ 13,330,201             $ 6,772,508
                                                               ------------             -----------

EXPENSES
  Trustee expense (Note 3)..............................            668,953                 299,165
  Legal and audit services..............................            174,823                  65,498
  Amortization of organization costs (Note 2)...........            110,000                 102,172
  Printing and postage expense..........................             15,250                  75,000
  SEC registration fees.................................                  -                 156,250
  Miscellaneous expenses................................              3,992                  10,000
                                                               ------------             -----------
     Total expenses.....................................            973,018                 708,085
     Rebate from Sponsor (Note 3).......................            (27,593)               (230,591)
                                                               ------------             -----------
     Net expenses.......................................            945,425                 477,494
                                                               ------------             -----------

NET INVESTMENT INCOME...................................         12,384,776               6,295,014
                                                               ------------             -----------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  Net realized gain (loss) on investment transactions...         (9,680,642)                202,429
  Net increase (decrease) in unrealized appreciation....        (10,145,765)             13,320,428
                                                               ------------             -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS..        (19,826,407)             13,522,857
                                                               ------------             -----------

NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS...       $ (7,441,631)            $19,817,871
                                                               ============             ===========

________________________________________________________________________________

*   The Trust commenced operations on January 22, 1993.


See accompanying notes to financial statements

SPDR TRUST SERIES 1
STATEMENT OF CHANGES IN NET ASSETS

________________________________________________________________________________



                                                                          FOR THE YEAR         FOR THE PERIOD
                                                                             ENDED                 ENDED
                                                                       DECEMBER 31, 1994     DECEMBER 31, 1993*
                                                                       ------------------    ------------------
INCREASE IN NET ASSETS FROM OPERATIONS:
  Net investment income..............................................       $ 12,384,776          $  6,295,014
  Net realized gain (loss) on investment transactions................         (9,680,642)              202,429
  Net increase (decrease) in unrealized appreciation.................        (10,145,765)           13,320,428
                                                                            ------------          ------------
NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS................         (7,441,631)           19,817,871
                                                                            ------------          ------------

UNDISTRIBUTED NET INVESTMENT INCOME INCLUDED IN
  PRICE OF UNITS ISSUED AND REDEEMED, NET............................            374,852               672,224
                                                                            ------------          ------------

DISTRIBUTIONS TO UNITHOLDERS FROM:
  Net investment income..............................................        (12,844,467)           (6,646,991)
  Net realized gain..................................................                  -              (202,429)
                                                                            ------------          ------------
TOTAL DISTRIBUTIONS TO UNITHOLDERS...................................        (12,844,467)           (6,849,420)
                                                                            ------------          ------------

NET INCREASE (DECREASE) IN NET ASSETS FROM ISSUANCE AND
  REDEMPTION OF SPDRS (NOTE 4).......................................        (19,069,514)          441,385,991
                                                                            ------------          ------------

INCREASE (DECREASE) IN NET ASSETS DURING PERIOD......................        (38,980,760)          455,026,666
NET ASSETS AT BEGINNING OF PERIOD....................................        461,557,321             6,530,655
                                                                            ------------          ------------
NET ASSETS AT END OF PERIOD (including undistributed net investment
  income of $235,408 and $320,247, respectively).....................       $422,576,561          $461,557,321
                                                                            ============          ============

________________________________________________________________________________

*   The Trust commenced operations on January 22, 1993.

See accompanying notes to financial statements

SPDR TRUST SERIES 1
FINANCIAL HIGHLIGHTS
SELECTED DATA FOR A SPDR OUTSTANDING DURING THE PERIOD

________________________________________________________________________________



                                                                YEAR          PERIOD
                                                                ENDED          ENDED
                                                            DECEMBER 31,   DECEMBER 31,
                                                                1994         1993 (1)
                                                            ------------   ------------

NET ASSET VALUE, BEGINNING OF PERIOD......................     $  46.62      $  43.54
                                                               --------      --------

INVESTMENT OPERATIONS:
  Net investment income (3)...............................         1.22          1.15
  Net realized and unrealized gain (loss) on investments..        (0.68)         3.06
                                                               --------      --------
TOTAL FROM INVESTMENT OPERATIONS..........................         0.54          4.21
                                                               --------      --------

LESS DISTRIBUTIONS FROM:
  Net investment income...................................        (1.23)        (1.10)
  Net realized gains......................................         0.00         (0.03)
                                                               --------      --------
TOTAL DISTRIBUTIONS.......................................        (1.23)        (1.13)
                                                               --------      --------

NET ASSET VALUE, END OF PERIOD............................     $  45.93      $  46.62
                                                               ========      ========

TOTAL INVESTMENT RETURN...................................         1.15%         9.78%
-----------------------

RATIOS AND SUPPLEMENTAL DATA
----------------------------
Net assets, end of period (000's).........................     $422,577      $461,557
Ratio of expenses to average net assets (3)...............         0.20%         0.20% (2)
Ratio of net investment income to average net assets (3)..         2.63%         2.62% (2)
Portfolio turnover rate (4)...............................         4.07%         2.40%

THE FINANCIAL HIGHLIGHTS SUMMARIZE THE IMPACT OF NET INVESTMENT INCOME, GAINS AND LOSSES AND DISTRIBUTIONS ON A SINGLE UNIT OF THE TRUST FOR THE PERIOD. ADDITIONALLY, IMPORTANT RELATIONSHIPS BETWEEN CERTAIN FINANCIAL STATEMENT ITEMS ARE EXPRESSED IN RATIO FORM.

________________________________________________________________________________

(1)  The Trust commenced operations on January 22, 1993.

(2)  Annualized.

(3) Net of expenses reimbursed by the Sponsor. If the Trust had borne all expenses, net investment income per unit would have decreased by $0.04 in 1993 and by less than $0.01 in 1994 and the ratio of expenses to average net assets would have increased by 0.10% (on an annualized basis) in 1993 and by 0.01% in 1994.

(4) Portfolio turnover ratio excludes securities received or delivered from processing creations or redemptions of SPDRs.

See accompanying notes to financial statements

SPDR TRUST SERIES 1
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994

________________________________________________________________________________

NOTE 1 - ORGANIZATION

    SPDR Trust Series 1 (the "Trust") is a unit investment trust created under the laws of the State of New York and registered under the Investment Company Act of 1940. The Trust was created to provide investors with the opportunity to purchase a security representing a proportionate undivided interest in a portfolio of securities consisting of substantially all of the common stocks, in substantially the same weighting, which comprise the Standard & Poor's 500 Composite Price Index (the "S&P Index"). Each unit of fractional undivided interest in the Trust is referred to as a Standard & Poor's Depositary Receipt ("SPDR"). The Trust commenced operations on January 22, 1993 upon the initial issuance of 150,000 SPDRs (equivalent to three "Creation Units" - see Note 4) in exchange for a portfolio of securities assembled to reflect the intended portfolio composition of the Trust.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed by the Trust.

SECURITY VALUATION
    Portfolio securities are valued based on the closing sale price on the exchange which is deemed to be the principal market for the security. If no closing sale price is available, then the security is valued at the closing bid price on the exchange which is deemed to be the principal market for the security. If there is no closing bid price available, valuation will be determined by the Trustee in good faith based on available information.

INVESTMENT TRANSACTIONS
    Investment transactions are recorded on the trade date. Realized gains and losses from the sale or disposition of securities are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date.

DISTRIBUTIONS TO UNITHOLDERS
    The Trust declares and distributes dividends from net investment income to its unitholders quarterly. The Trust will distribute net realized capital gains, if any, at least annually.

FEDERAL INCOME TAX
    The Trust has qualified and intends to qualify for and elect treatment as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986, as amended. By so qualifying, the Trust will not be subject to federal income taxes to the extent it distributes its taxable income, including any net realized capital gains, for each fiscal year. In addition, by distributing during each calendar year substantially all of its net investment income and capital gains, if any, the Trust will not be subject to federal excise tax. The Trust has reclassified $9,046,968 of non-deductible security losses realized in 1994 in the in-kind redemption of Creation Units (Note 4) as a reduction of paid in surplus in the Statement of Assets and Liabilities. During the year ended December 31, 1994, 100% of the Trust's dividends paid qualified for the dividends received deduction for corporate shareholders.

    At December 31, 1994, The Trust had a capital loss carryforward of $414,600 expiring December 31, 2002. The Trust also incurred net capital losses totaling $212,299 during the period November 1 - December 31, 1994, which will first be used to offset net capital gains realized during fiscal 1995. Any remaining unused capital losses will then be carried forward with an expiration date of December 31, 2003.

SPDR TRUST SERIES 1
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1994

________________________________________________________________________________

ORGANIZATION COSTS
    The Trust incurred organization costs of $549,500, which have been capitalized and are being charged to operations ratably over a period of 60 months from the commencement of operations.

NOTE 3 - TRANSACTIONS WITH THE TRUSTEE AND SPONSOR

    In accordance with the Trust Agreement, State Street Bank and Trust Company (the "Trustee") maintains the Trust's accounting records, acts as custodian and transfer agent to the Trust, and provides administrative services, including filing of all required regulatory reports. The Trustee is also responsible for determining the composition of the portfolio of securities which must be delivered in exchange for the issuance of Creation Units of the Trust, and for adjusting the composition of the Trust's portfolio from time to time to conform to changes in the composition and/or weighting structure of the S&P Index. For these services, the Trustee receives a fee at the following annual rates:

    NET ASSET VALUE OF THE TRUST    FEE AS A PERCENTAGE OF NET ASSET VALUE OF THE TRUST
    ----------------------------    ---------------------------------------------------
    $0 - $499,999,999               15/100 of 1% per annum plus or minus the Adjustment Amount
    $500,000,000 - $999,999,999     13/100 of 1% per annum plus or minus the Adjustment Amount
    $1,000,000,000 - and above      11/100 of 1% per annum plus or minus the Adjustment Amount

    During the first two years of operation of the Trust, the Trustee's fee shall be reduced to 12/100 of 1% per annum, plus or minus the Adjustment Amount, for any day on which the Trust's net assets are less than $350,000,000. The Adjustment Amount is the sum of (a) the excess or deficiency of transaction fees received by the Trustee, less the expenses incurred in processing orders for creation and redemption of SPDRs and (b) the amounts earned by the Trustee with respect to the cash held by the Trustee for the benefit of the Trust. During the year ended December 31, 1994 the Adjustment Amount reduced the Trustee's fee by $32,613.

    For the fiscal year ended December 31, 1994, PDR Services Corporation (the "Sponsor", a wholly-owned subsidiary of the American Stock Exchange, Inc.) agreed to reimburse the Trust for, or assume, the ordinary operating expenses of the Trust which exceeded 20/100 of 1% per annum of the daily net asset value of the Trust as calculated by the Trustee. The amount of such reimbursement for the year ended December 31, 1994 was $27,593. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that expenses fall below the 20/100 of 1% per annum level on any given day during the year.

NOTE 4 - TRUST TRANSACTIONS IN SPDRS

    Transactions in SPDRs were as follows:

                                                  YEAR ENDED                           PERIOD ENDED
                                               DECEMBER 31, 1994                     DECEMBER 31, 1993
                                               -----------------                     -----------------
                                             SPDRS             AMOUNT             SPDRS             AMOUNT
                                          -----------       -------------      -----------       -------------
SPDRs sold........................          8,750,000       $ 407,202,862       9,750,000        $442,058,215
Dividend reinvestment
  SPDRs issued....................                 65               3,079             --                  --
SPDRs redeemed....................         (9,450,000)       (425,900,603)            --                  --
Net income equalization received..                --             (374,852)            --             (672,224)
                                           ----------       -------------       ---------        ------------
Net increase (decrease)...........           (699,935)      $ (19,069,514)      9,750,000        $441,385,991
                                           ==========       =============       =========        ============

SPDR TRUST SERIES 1
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1994

________________________________________________________________________________

    Except under the Trust's dividend reinvestment plan, SPDRs are issued and redeemed by the Trust only in Creation Unit size aggregations of 50,000 SPDRs. Such transactions are only permitted on an in-kind basis, with a separate cash payment which is equivalent to the undistributed net investment income per SPDR (income equalization) and a balancing cash component to equate the transaction to the net asset value per unit of the Trust on the transaction date. Transaction fees at scheduled amounts ranging from $250 to $1,500 per Creation Unit are charged to those persons creating or redeeming Creation Units. Transaction fees are received by the Trustee and used to offset the expense of processing orders. Throughout the period ended December 31, 1994, the Trustee voluntarily reduced or waived its fee for creations of Creation Units through the SPDR clearing process. The Trustee, in its sole discretion, may terminate such reductions or waivers, or modify its transaction fee schedule, subject to certain limitations.

NOTE 5 - INVESTMENT TRANSACTIONS

    For the year ended December 31, 1994, the Trust had in-kind contributions, redemptions, purchases and sales of investment securities of $406,155,176, $425,227,769, $19,166,980 and $18,931,208, respectively. At December 31, 1994, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes. Accordingly, gross unrealized appreciation was $24,051,776 and gross unrealized depreciation was $20,877,113, resulting in net unrealized appreciation of $3,174,663.

SPDR TRUST SERIES 1
SCHEDULE OF INVESTMENTS
DECEMBER 31, 1994

--------------------------------------------------------------------------------
             Common Stock                             Shares          Value
--------------------------------------------------------------------------------
Abbott Laboratories................................. 101,831      $ 3,322,236
Advanced Micro Devices, Inc. *......................  11,726          291,684
Aetna Life & Casualty Co............................  14,464          681,616
Ahmanson (H.F.) & Co................................  15,413          248,535
Air Products & Chemicals, Inc.......................  14,581          650,677
Airtouch Communications Inc. *......................  62,878        1,831,322
Alberto-Culver Co., Class B.........................   3,885          105,866
Albertson's Inc.....................................  32,288          936,352
Alcan Aluminum Ltd..................................  28,622          726,283
Alco Standard Corp..................................   6,075          381,206
Alexander & Alexander Services, Inc.................   5,316           98,346
Allergan Pharmaceuticals, Inc.......................   7,293          206,027
Allied Signal, Inc..................................  36,122        1,228,148
Alltel Corp.........................................  23,680          713,360
Aluminum Co. of America.............................  11,007          953,481
Alza Corp., Class A *...............................   9,665          173,970
Amdahl Corp.*.......................................  14,914          164,054
Amerada Hess Corp...................................  11,890          542,481
American Barrick Resources Corp.....................  44,400          987,900
American Brands, Inc................................  25,596          959,850
American Electric Power Co., Inc....................  23,562          774,601
American Express Co.................................  62,737        1,850,741
American General Corp...............................  26,481          748,088
American Greetings Corp., Class A...................   9,632          260,064
American Home Products Corp.........................  38,703        2,428,613
American International Group, Inc...................  40,106        3,930,388
American Stores Co..................................  18,707          502,751
Ameritech Corp......................................  69,193        2,793,667
Amgen Inc.*.........................................  16,537          975,683
Amoco Corp..........................................  62,827        3,714,646
AMP Inc.............................................  13,364          972,231
AMR Corp.*..........................................   9,600          511,200
Andrew Corp.........................................   3,267          170,701
Anheuser-Busch Cos., Inc............................  32,719        1,664,579
Apple Computer, Inc.................................  15,098          588,822
Archer-Daniels-Midland Co...........................  65,182        1,344,379
Armco Inc.*.........................................  13,753           91,114
Armstrong World Industries, Inc.....................   4,907          188,920
ASARCO, Inc.........................................   5,519          157,291
Ashland Oil, Inc....................................   7,901          272,584
AT & T Corp......................................... 197,339        9,916,285
Atlantic Richfield Co...............................  20,296        2,065,118
Autodesk, Inc.......................................   6,208          245,992
Automatic Data Processing, Inc......................  17,903        1,047,326
Avery Dennison Corp.................................   7,322          259,931
Avon Products, Inc..................................   9,163          547,489
Baker Hughes, Inc...................................  18,536          338,282
Ball Corp...........................................   3,810          120,015
Bally Entertainment Group *.........................   6,151           37,675
Baltimore Gas & Electric Co.........................  19,009          420,574
Banc One Corp.......................................  51,008        1,294,328
Bank of Boston Corp.................................  12,176          315,054
BankAmerica Corp....................................  46,442        1,834,459
Bankers Trust Co. (N.Y.)............................  10,118          560,284
Bard (C.R.) Inc.....................................   6,936          187,272
Barnett Banks Inc...................................  12,393          475,581
Bassett Furniture Industries Inc....................   1,840           52,440
Bausch & Lomb, Inc..................................   7,896          267,477
Baxter International, Inc...........................  34,511          974,936
Becton, Dickinson & Co..............................   9,365          449,520
Bell Atlantic Corp..................................  55,020        2,737,245
BellSouth Corp......................................  62,709        3,394,125
Bemis Co., Inc......................................   6,826          163,824
Beneficial Corp.....................................   6,870          267,930
Bethlehem Steel Corp.*..............................  11,403          205,254
Beverly Enterprises Inc.*...........................  10,025          144,109
Biomet, Inc.*.......................................  15,200          212,800
Black & Decker Corp.................................  11,046          262,342
Block (H&R) Inc.....................................  13,584          504,306
Boatmen's Bancshares, Inc...........................  12,839          348,258
Boeing Co...........................................  43,290        2,023,807
Boise Cascade Corp..................................   5,032          134,606
Briggs & Stratton Corp..............................   3,680          120,520
Bristol-Myers Squibb Co.............................  64,392        3,726,687
Brown Group, Inc....................................   2,267           72,544
Brown-Forman Corp., Class B.........................   8,904          271,572
Browning-Ferris Industries, Inc.....................  23,418          664,486
Bruno's, Inc........................................  10,369           86,840
Brunswick Corp......................................  12,649          238,750
Burlington Northern Inc.............................  11,322          544,871
Burlington Resources, Inc...........................  16,456          575,960
Campbell Soup Co....................................  31,985        1,411,338
Capital Cities/ABC, Inc.............................  19,557        1,667,234
Carolina Power & Light Co...........................  20,478          545,227
Caterpillar, Inc....................................  25,932        1,429,501
CBS Inc.............................................   7,645          423,342
Centex Corp.........................................   4,014           91,318
Central & South West Corp...........................  24,002          543,045
Ceridian Corp.*.....................................   5,650          151,844
Champion International Corp.........................  11,262          411,063
Charming Shoppes, Inc...............................  13,578           89,954
Chase Manhattan Corp................................  22,074          758,794
Chemical Banking Corp...............................  30,860        1,107,102
Chevron Corp........................................  82,431        3,678,483
Chrysler Corp.......................................  45,029        2,206,421
Chubb Corp..........................................  11,192          865,981
CIGNA Corp..........................................   9,162          579,496
Cincinnati Milacron Inc.............................   4,224           99,792
CINergy Corp........................................  16,170          377,974
Circuit City Stores Inc.............................  12,559          279,438
Cisco Systems Inc.*.................................  31,783        1,116,378
Citicorp............................................  48,261        1,996,799
Clark Equipment Co.*................................   2,267          122,985
Clorox Co...........................................   6,781          399,231

See accompanying notes to financial statements

SPDR TRUST SERIES 1
SCHEDULE OF INVESTMENTS (CONTINUED)
DECEMBER 31, 1994

--------------------------------------------------------------------------------
             Common Stock                             Shares          Value
--------------------------------------------------------------------------------
Coastal Corp........................................  13,832      $   356,174
Coca Cola Co........................................ 162,306        8,358,759
Colgate-Palmolive Co................................  18,748        1,188,154
Columbia / HCA Healthcare Corp......................  44,421        1,621,366
Columbia Gas Systems, Inc. *........................   6,763          158,930
Comcast Corp., Class A *............................  28,996          454,875
Community Psychiatric Centers *.....................   5,762           63,382
Compaq Computer Corp. *.............................  31,460        1,242,670
Computer Associates International Inc...............  20,460          992,310
Computer Sciences Corp. *...........................   6,640          338,640
ConAgra, Inc........................................  31,946          998,312
Conrail Inc.........................................  10,147          512,423
Consolidated Edison Co. of N.Y., Inc................  30,407          782,980
Consolidated Freightways, Inc.......................   4,600          102,925
Consolidated Natural Gas Co.........................  11,296          401,008
Continental Corp....................................   7,299          138,681
Cooper Industries Inc...............................  14,926          509,350
Cooper Tire & Rubber Co.............................  11,037          260,749
Coors (Adolph) Co., Class B.........................   4,959           83,063
CoreStates Financial Corp...........................  16,796          436,696
Corning Inc.........................................  26,937          804,743
CPC International Inc...............................  19,025        1,013,081
Crane Co............................................   3,947          106,076
Cray Research, Inc. *...............................   3,512           55,314
Crown Cork & Seal Co., Inc. *.......................  11,613          438,391
CSX Corp............................................  13,206          919,468
Cummins Engine Co., Inc.............................   4,088          184,982
Cyprus Amax Minerals Co.............................  12,073          315,407
Dana Corp...........................................  12,170          284,474
Data General Corp. *................................   4,413           44,130
Dayton-Hudson Corp..................................   9,092          643,259
Dean Witter Discover & Co...........................  20,695          701,043
Deere & Co..........................................  10,300          682,375
Delta Air Lines Inc.................................   6,566          331,583
Deluxe Corp.........................................   9,816          260,124
Detroit Edison Co...................................  17,879          467,089
Dial Corp...........................................  10,823          229,989
Digital Equipment Corp.*............................  17,080          567,910
Dillard Department Stores, Inc., Class A............  14,897          398,495
Disney (Walt) Co. (The).............................  68,260        3,148,492
Dominion Resources Inc..............................  21,545          770,234
Donnelley (R.R.) & Sons Co..........................  19,762          582,979
Dover Corp..........................................   7,293          376,501
Dow Chemical Co.....................................  34,967        2,351,531
Dow Jones & Co., Inc................................  12,923          400,613
Dresser Industries Inc..............................  19,825          374,197
DSC Communications Corp. *..........................  12,457          446,895
Du Pont (E.I.) de Nemours & Co., Inc................  85,842        4,828,612
Duke Power Co.......................................  25,529          973,293
Dun & Bradstreet Corp...............................  21,677        1,192,235
E-Systems Inc.......................................   4,309          179,362
Eastern Enterprises.................................   2,995           78,619
Eastman Chemical Co.................................  10,469          528,684
Eastman Kodak Co....................................  41,890        2,000,247
Eaton Corp..........................................   8,821          436,639
Echlin, Inc.........................................   7,616          228,480
Echo Bay Mines Ltd..................................  14,113          149,951
Ecolab Inc..........................................   8,378          175,938
EG & G Inc..........................................   7,514          106,135
Emerson Electric Co.................................  28,643        1,790,187
Engelhard Corp......................................  12,206          271,583
Enron Corp..........................................  30,506          930,433
ENSERCH Corp........................................   8,771          115,119
Entergy Corp........................................  27,384          599,025
Exxon Corp.......................................... 157,025        9,539,269
Federal Express Corp. *.............................   7,116          428,739
Federal Home Loan Mortgage Corp.....................  22,870        1,154,935
Federal National Mortgage Assn......................  34,589        2,520,673
Federal Paper Board Co., Inc........................   5,580          161,820
First Chicago Corp..................................  11,344          541,676
First Data Corp.....................................  13,939          660,360
First Fidelity Bancorp..............................   9,704          435,467
First Interstate Bancorp............................   9,612          650,011
First Mississippi Corp..............................   2,576           64,400
First Union Corp....................................  20,720          857,290
Fleet Financial Group Inc...........................  17,430          566,475
Fleetwood Enterprises Inc...........................   5,955          111,656
Fleming Cos., Inc...................................   4,784          111,228
Fluor Corp..........................................  10,495          452,597
FMC Corp. *.........................................   4,798          277,085
Ford Motor Co....................................... 126,708        3,547,824
Foster Wheeler Corp.................................   4,723          140,509
FPL Group, Inc......................................  24,128          847,496
Gannett Co., Inc....................................  17,630          938,797
Gap Inc. (The)......................................  18,479          563,609
General Dynamics Corp...............................   7,881          342,823
General Electric Co................................. 215,824       11,007,024
General Mills, Inc..................................  20,300        1,157,100
General Motors Corp.................................  95,012        4,014,257
General Reinsurance Corp............................  10,356        1,281,555
General Signal Corp.................................   5,566          177,416
Genuine Parts Co....................................  16,114          580,104
Georgia-Pacific Corp................................  11,402          815,243
Giant Foods, Inc., Class A..........................   7,918          172,216
Giddings & Lewis, Inc...............................   4,280           63,130
Gillette Co.........................................  28,124        2,102,269
Golden West Financial Corp..........................   7,801          274,985
Goodrich (B.F.) Co..................................   3,312          143,658
Goodyear Tire & Rubber Co. (The)....................  19,085          641,733
Grace (W.R.) & Co...................................  12,013          464,002
Grainger (W.W.) Inc.................................   6,725          388,369
Great Atlantic & Pacific Tea Co., Inc...............   5,106           92,546
Great Lakes Chemical Corp...........................   9,122          519,954
Great Western Financial Corp........................  17,222          275,552

See accompanying notes to financial statements

SPDR TRUST SERIES 1
SCHEDULE OF INVESTMENTS (CONTINUED)
DECEMBER 31, 1994

--------------------------------------------------------------------------------
             Common Stock                             Shares          Value
--------------------------------------------------------------------------------
GTE Corp............................................ 120,313      $ 3,654,507
Halliburton Co......................................  14,774          489,389
Handleman Co........................................   4,432           50,414
Harcourt General, Inc...............................  10,047          354,157
Harland (John H.) Co................................   4,516           90,320
Harnischfeger Industries, Inc.......................   3,762          105,806
Harris Corp.........................................   5,143          218,577
Hartmarx Corp. *....................................   4,246           24,945
Hasbro Inc..........................................  11,537          337,457
Heinz (H.J.) Co.....................................  31,465        1,156,339
Helmerich & Payne Inc...............................   3,254           83,384
Hercules, Inc.......................................   5,153          594,527
Hershey Foods Corp..................................  11,295          546,396
Hewlett Packard Co..................................  32,258        3,221,768
Hilton Hotels Corp..................................   6,356          428,235
Home Depot, Inc. (The)..............................  57,238        2,632,948
Homestake Mining Co.................................  18,113          310,185
Honeywell, Inc......................................  16,428          517,482
Household International, Inc........................  11,770          436,961
Houston Industries Inc..............................  16,505          587,991
Illinois Tool Works Inc.............................  14,298          625,537
Inco, Ltd...........................................  14,372          411,398
Ingersoll Rand Co...................................  13,843          436,054
Inland Steel Industries Inc. *......................   4,517          158,660
Intel Corp..........................................  52,278        3,339,257
Intergraph Corp. *..................................   6,309           51,261
International Business Machines Corp................  73,676        5,415,186
International Flavors & Fragrances, Inc.............  13,720          634,550
International Paper Co..............................  15,768        1,188,513
Interpublic Group of Cos., Inc......................   9,959          319,933
ITT Corp............................................  13,487        1,195,285
James River Corp. of Virginia.......................  10,762          217,930
Jefferson-Pilot Corp................................   6,277          325,619
Johnson & Johnson...................................  81,368        4,454,898
Johnson Controls Inc................................   5,350          262,150
Jostens, Inc........................................   6,002          111,787
K Mart Corp.........................................  54,963          714,519
Kaufman & Broad Home Corp...........................   4,619           59,470
Kellogg Co..........................................  28,336        1,647,030
Kerr-McGee Corp.....................................   6,331          291,226
Keycorp.............................................  31,242          781,050
Kimberly-Clark Corp.................................  20,475        1,033,987
King World Productions Inc. *.......................   4,945          170,602
Knight Ridder Inc...................................   6,786          342,693
Kroger Co. *........................................  13,322          321,393
Lilly (Eli) & Co....................................  37,303        2,448,009
Limited Inc. (The)..................................  45,993          833,623
Lincoln National Corp...............................  12,265          429,275
Liz Claiborne, Inc..................................   9,033          152,432
Lockheed Corp.......................................   8,072          586,229
Longs Drug Stores Corp..............................   2,743           87,090
Loral Corp..........................................  10,903          412,951
Lotus Development Corp. *...........................   5,462          223,942
Louisiana Land & Exploration Co.....................   3,638          132,332
Louisiana Pacific Corp..............................  14,425          393,081
Lowes Cos., Inc.....................................  19,409          674,463
Luby's Cafeterias Inc...............................   3,644           81,534
M/A Com, Inc. *.....................................   3,114           22,577
Mallinckrodt Group Inc..............................  10,123          302,425
Manor Care, Inc.....................................   7,242          198,250
Marriott International, Inc.........................  14,637          411,666
Marsh & McLennan Companies, Inc.....................   9,372          742,731
Martin-Marietta Corp................................  12,170          540,044
Masco Corp..........................................  19,349          437,771
Mattel, Inc.........................................  21,947          551,418
Maxus Energy Corp. *................................  17,471           58,965
May Department Stores Co............................  31,689        1,069,504
Maytag Corp.........................................  14,145          212,175
MBNA Corp...........................................  18,962          443,237
McDermott International Inc.........................   6,810          168,548
McDonald's Corp.....................................  88,784        2,596,932
McDonnell Douglas Corp..............................   5,052          717,384
McGraw-Hill Inc.....................................   6,504          434,955
MCI Communications Corp.............................  83,008        1,525,272
Mead Corp...........................................   7,752          376,941
Medtronic Inc.......................................  14,508          807,008
Mellon Bank Corp....................................  18,277          559,733
Melville Corp.......................................  13,761          424,871
Mercantile Stores Co., Inc..........................   4,834          190,943
Merck & Co. Inc..................................... 158,894        6,057,834
Meredith Corp.......................................   2,018           94,089
Merrill Lynch & Co., Inc............................  24,582          878,807
Micron Technology Inc...............................  12,780          563,918
Microsoft Corp. *...................................  72,781        4,448,739
Millipore Corp......................................   3,063          148,173
Minnesota Mining & Manufacturing Co.................  53,397        2,850,065
Mobil Corp..........................................  50,350        4,241,988
Monsanto Co.........................................  14,870        1,048,335
Moore Corp., Ltd....................................  12,728          240,241
Morgan (J.P.) & Co., Inc............................  23,806        1,333,136
Morrison Knudsen Co., Inc...........................   4,056           51,714
Morton International Inc............................  18,732          533,862
Motorola, Inc.......................................  73,090        4,230,084
Nacco Industries Inc., Class A......................   1,104           53,406
Nalco Chemical Co...................................   9,190          307,865
National City Corp..................................  19,102          494,264
National Education Corp. *..........................   4,011           16,545
National Medical Enterprises, Inc. *................  21,993          310,651
National Semiconductor Corp. *......................  13,721          267,560
National Service Industries, Inc....................   6,627          169,817
Nations Bank Corp...................................  33,628        1,517,464
Navistar International Corp.  *.....................   8,926          135,006
NBD Bancorp Inc.....................................  20,487          560,832
New York Times Co. (The), Class A...................  11,355          251,229

See accompanying notes to financial statements

SPDR TRUST SERIES 1
SCHEDULE OF INVESTMENTS
DECEMBER 31, 1994

--------------------------------------------------------------------------------
             Common Stock                             Shares          Value
--------------------------------------------------------------------------------
Newell Co...........................................  20,597      $   432,537
Newmont Mining Corp.................................  11,235          404,460
Niagara Mohawk Power Corp...........................  18,557          264,437
NICOR Inc...........................................   5,924          134,771
Nike Inc., Class B..................................   9,563          713,639
Noram Energy Corp...................................  16,185           86,994
Nordstrom Inc.......................................  10,450          438,900
Norfolk Southern Corp...............................  17,239        1,045,114
Northern States Power Co............................   8,546          376,024
Northern Telecom Ltd................................  32,036        1,069,202
Northrop Corp.......................................   6,256          262,752
Norwest Corp........................................  38,958          910,643
Novell Inc. *.......................................  46,848          802,272
Nucor Corp..........................................  11,186          620,823
NYNEX Corp..........................................  52,747        1,938,452
Occidental Petroleum Corp...........................  38,781          746,534
Ogden Corp..........................................   5,799          108,731
Ohio Edison Co......................................  20,150          372,775
ONEOK Inc...........................................   3,560           64,080
Oracle Systems Corp. *..............................  36,358        1,604,297
Oryx Energy Co. *...................................  12,877          152,914
Oshkosh B'Gosh Inc., Class A........................   1,879           26,306
Outboard Marine Corp................................   2,576           50,554
Owens-Corning Fiberglas Corp. *.....................   5,520          176,640
PACCAR Inc..........................................   5,088          225,144
Pacific Enterprises.................................  10,514          223,423
Pacific Gas & Electric Co...........................  54,418        1,326,439
Pacific Telesis Group...............................  53,753        1,531,961
PacifiCorp..........................................  35,661          646,356
Pall Corp...........................................  15,346          287,738
Panhandle Eastern Corp..............................  15,532          306,757
Parker-Hannifin Corp................................   6,382          290,381
Peco Energy Co......................................  28,221          691,415
Penney (J.C.) Co., Inc..............................  30,034        1,340,267
Pennzoil Co.........................................   5,540          244,453
Peoples Energy Corp.................................   4,616          120,593
Pep Boys-Manny Moe & Jack...........................   8,035          249,085
PepsiCo Inc......................................... 100,454        3,641,458
Perkin-Elmer Corp...................................   5,350          137,094
Pet Inc.............................................  13,023          257,204
Pfizer, Inc.........................................  38,839        3,000,313
Phelps Dodge Corp...................................   8,675          536,766
Philip Morris Companies Inc......................... 108,654        6,247,605
Phillips Petroleum Co...............................  33,376        1,093,064
Pioneer Hi Bred International Inc...................  11,702          403,719
Pitney Bowes Inc....................................  20,071          637,254
Pittston Co.........................................   4,922          130,433
Placer Dome Inc.....................................  30,363          660,395
PNC Financial Corp..................................  29,900          631,638
Polaroid Corp.......................................   6,219          202,118
Potlatch Corp.......................................   3,909          145,610
PPG Industries Inc..................................  27,286        1,012,993
Praxair, Inc........................................  17,436          357,438
Premark International Inc...........................   7,592          339,742
Price-Costco Inc. *.................................  25,989          334,608
Procter & Gamble Co.................................  86,539        5,365,418
Promus Cos. Inc. (The) *............................  13,403          415,493
Providian Corp......................................  12,901          398,318
Public Service Enterprise Inc.......................  30,617          811,351
Pulte Corp..........................................   3,694           84,962
Quaker Oats Co......................................  17,166          527,855
Ralston Purina Co...................................  12,910          576,109
Raychem Corp........................................   5,363          191,057
Raytheon Co.........................................  16,653        1,063,710
Reebok International Ltd............................  10,439          412,341
Reynolds Metals Co..................................   7,911          387,639
Rite Aid Corp.......................................  10,793          252,286
Roadway Services, Inc...............................   5,224          296,462
Rockwell International Corp.........................  27,411          979,943
Rohm & Haas Co......................................   8,640          493,560
Rollins Environmental Services, Inc. *..............   7,967           38,839
Rowan Companies, Inc. *.............................  10,465           64,098
Royal Dutch Petroleum Co............................  67,935        7,303,013
Rubbermaid Inc......................................  20,535          590,381
Russell Corp........................................   5,277          165,566
Ryan's Family Steak Houses, Inc. *..................   7,087           53,153
Ryder Systems, Inc..................................   9,911          218,042
SAFECO Corp.........................................   8,285          430,820
Safety-Kleen Corp...................................   7,698          113,546
Salomon Inc.........................................  13,387          502,013
Santa Fe Energy Resources Inc.......................  11,854           94,832
Santa Fe Pacific Corp...............................  23,996          419,930
Santa Fe Pacific Gold Corp..........................  14,991          193,009
Sara Lee Corp.......................................  60,547        1,528,812
SCE Corp............................................  55,355          809,567
Schering-Plough Corp................................  24,297        1,797,978
Schlumberger Ltd....................................  31,034        1,563,338
Scientific-Atlanta Inc..............................   9,498          199,458
Scott Paper Co......................................   9,450          653,231
Seagram Co. Ltd. (The)..............................  47,496        1,401,132
Sears, Roebuck & Co.................................  44,737        2,057,902
Service Corp. International.........................  10,720          297,480
Shared Medical System...............................   2,944           96,416
Shawmut National Corp...............................  13,260          217,133
Sherwin-Williams Co.................................  11,046          365,899
Shoney's Inc. *.....................................   5,407           68,939
Sigma Aldrich Corp..................................   4,816          158,928
Skyline Corp........................................   1,472           28,336
Snap-On Tools Corp..................................   5,610          186,533
Sonat, Inc..........................................  11,486          321,608
Southern Co.........................................  81,772        1,635,440
Southwest Airlines Co...............................  18,146          303,946
Southwestern Bell Corp..............................  76,092        3,072,215
Springs Industries, Inc.............................   2,334           86,358

See accompanying notes to financial statements

SPDR TRUST SERIES 1
SCHEDULE OF INVESTMENTS (CONTINUED)
DECEMBER 31, 1994

--------------------------------------------------------------------------------
             Common Stock                             Shares          Value
--------------------------------------------------------------------------------
Sprint Corp.........................................  44,057      $ 1,217,075
SPX Corp............................................   1,831           30,440
St. Jude Medical, Inc...............................   6,295          250,226
St. Paul Companies, Inc.............................  10,668          477,393
Stanley Works (The).................................   6,025          215,394
Stone Container Corp. *.............................   9,075          156,544
Stride Rite Corp....................................   6,737           74,949
Sun Co., Inc........................................  13,512          388,470
Sun Microsystems, Inc. *............................  11,910          422,805
Suntrust Banks Inc..................................  15,536          741,844
Supervalu, Inc......................................   9,374          229,663
Sysco Corp..........................................  23,205          597,529
Tandem Computers Inc. *.............................  14,735          252,337
Tandy Corp..........................................   8,338          417,942
Tektronix, Inc......................................   4,064          139,192
Tele Communications Inc.............................  72,299        1,572,503
Teledyne Inc. *.....................................   7,366          148,241
Temple-Inland, Inc..................................   7,363          332,255
Tenneco Inc.........................................  21,753          924,503
Texaco Inc..........................................  32,974        1,974,318
Texas Instruments, Inc..............................  11,405          853,949
Texas Utilities Co..................................  28,854          923,328
Textron, Inc........................................  10,871          547,627
Thomas & Betts Corp.................................   2,451          164,523
Time Warner Inc.....................................  47,840        1,680,380
Times Mirror Co., Class A...........................  16,467          516,652
Timken Co...........................................   4,112          144,948
TJX Companies Inc. (The)............................   9,578          149,656
Torchmark Corp......................................   9,646          336,404
Toys R Us Co. *.....................................  36,303        1,107,242
Transamerica Corp...................................   8,952          445,362
Transco Energy Co...................................   5,267           87,564
Travelers Inc.......................................  40,733        1,323,823
Tribune Co..........................................   8,606          471,179
Trinova Corp........................................   3,680          108,100
TRW, Inc............................................   8,283          546,678
Tyco Laboratories, Inc..............................   8,206          389,785
U.S. Bancorp (Oregon)...............................  13,107          296,546
U.S. Surgical Corp..................................   7,317          139,023
Unicom Corp.........................................  27,303          655,272
Unilever N. V.......................................  20,243        2,358,310
Union Camp Corp.....................................   8,463          398,819
Union Carbide Corp..................................  19,018          558,654
Union Electric Co...................................  12,566          444,522
Union Pacific Corp..................................  26,146        1,192,911
Unisys Corp. *......................................  21,057          181,617
United Healthcare Corp..............................  21,122          953,130
United Technologies Corp............................  15,792          992,922
Unocal Corp.........................................  30,818          839,791
Unum Corp...........................................   9,754          368,214
Upjohn Co...........................................  22,272          684,864
US West, Inc........................................  57,051        2,032,442
USAir Group, Inc. *.................................   7,090           31,019
USF&G Corp..........................................  11,306          154,044
US Healthcare Inc...................................  20,516          846,285
USLIFE Corp.........................................   2,944          102,672
UST Inc.............................................  26,003          721,583
USX-Marathon Group..................................  36,566          598,768
USX-U. S. Steel Group...............................   9,030          320,565
V.F. Corp...........................................   8,344          405,727
Varity Corp. *......................................   4,319          156,564
Viacom Inc..........................................  44,238        1,797,169
Wachovia Corp.......................................  21,978          708,791
Wal-Mart Stores, Inc................................ 290,724        6,177,885
Walgreen Co.........................................  15,753          689,194
Warner-Lambert Co...................................  16,864        1,298,528
Wells Fargo & Co....................................   6,781          983,245
Wendy's International, Inc..........................  12,856          184,805
Western Atlas Inc. *................................   5,527          207,953
Westinghouse Electric Corp..........................  45,827          561,381
Westvaco Corp.......................................   8,838          346,892
Weyerhaeuser Co.....................................  26,133          979,988
Whirlpool Corp......................................   8,998          456,649
Whitman Corp........................................  14,219          245,278
Williams Companies, Inc. (The)......................  12,375          310,922
Winn-Dixie Stores, Inc..............................   9,377          481,743
WMX Technologies, Inc...............................  61,689        1,619,336
Woolworth Corp......................................  17,456          261,840
Worthington Industries, Inc.........................  11,867          237,340
Wrigley (Wm) Jr. Co.................................  15,159          748,476
Xerox Corp..........................................  13,295        1,316,205
Yellow Corp.........................................   3,759           89,746
Zenith Electronics Corp. *..........................   3,596           41,804
Zurn Industries, Inc................................   1,611           28,998
                                                                 ------------

Total Investments - (Cost $419,331,300)                          $422,505,963
                                                                 ============

_________________________
(*) Denotes non-income producing security.

See accompanying notes to financial statements

                                   THE TRUST

    The Trust is a unit investment trust created under the laws of the State of New York pursuant to the Trust Agreement.* The Securities held by the Trust consist of a portfolio of common stocks or, in the case of securities not yet delivered in connection with purchases made by the Trust or Portfolio Deposits, confirmations of contracts to purchase such securities (collectively, the "Portfolio").

CREATION OF CREATION UNITS

    Portfolio Deposits may be deposited with the Trustee through the clearing processes of NSCC, following placement with the Distributor of orders to create SPDRs. The Distributor shall reject any order that is not submitted in proper form. Investors may deposit Portfolio Deposits through the SPDR Clearing Process or directly with the Trustee outside the SPDR Clearing Process. The Transaction Fee will be charged at the time of creation of a Creation Unit Size aggregation of SPDRs, and an additional amount not to exceed three (3) times the Transaction Fee applicable for one Creation Unit will be charged per Creation Unit per day to a creator depositing directly with the Trustee through DTC, in part due to the increased expense associated with settlement outside the SPDR Clearing Process (see "Prospectus Summary--Transaction Fee").

    The Trustee, at the direction of the Sponsor in its sole discretion, from time to time and for such periods as may be determined by the Sponsor in its sole discretion, will increase** or reduce the amount and/or waive the imposition altogether of the Transaction Fee (and hence the additional amounts charged in connection with creations and/or redemptions outside the SPDR Clearing Process) for certain lot-size creations and/or redemptions of SPDRs, whether applied solely to creations and/or redemptions made through the SPDR Clearing Process (see "Procedures for Creation of Creation Units"), solely to creations and/or redemptions made outside the SPDR Clearing Process, or to both methods of creation and/or redemption. The Sponsor also reserves the right, from time to time, to vary the lot-size of the creations and/or redemptions of SPDRs subject to such an increase and/or entitled to such a reduction or waiver of the Transaction Fee and the additional amounts charged in connection with creations and/or redemptions outside the SPDR Clearing Process. The existence of such increase, reduction or waiver of the Transaction Fee (as well as any additional amounts, if applicable) and the lot-size of Creation Units affected shall be disclosed in the current SPDR Prospectus (see "Prospectus Summary-Transaction Fee"). As of the date hereof, the Sponsor does not contemplate the reduction, variation by lot-size or waiver of Transaction Fees for the redemption of SPDRs or of the additional amounts charged in connection with the creation of SPDRs outside the SPDR Clearing Process beyond that which is discussed herein under the caption "Prospectus Summary--Transaction Fee".

    The shares of common stock of the Index Securities in a Portfolio Deposit on any date of deposit will reflect the composition and relative weightings of the Index Securities on such day. The portfolio of Index Securities that is the basis for a Portfolio Deposit varies as changes are made in the composition and weighting of the Index Securities (see "The Portfolio--Adjustments to the Portfolio Deposit"). The Trustee will make available to NSCC*** prior to the commencement of trading on each Business Day a list of the names and required number of shares of each of the Index Securities in the current Portfolio Deposit as well as the amount of the Dividend Equivalent Payment for the previous Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the information

___________________________

* Reference is hereby made to said Trust Agreement, and any statements contained herein are qualified in their entirety by the provisions of said Trust Agreement.
** Subject to the maximum Transaction Fee per Creation Unit of 1/10th of one percent (i.e., ten basis points) of the value of a Creation Unit at the time of the creation or redemption, as the case may be.
*** As of December 31, 1994, the AMEX Clearing Corp., a wholly-owned subsidiary of the American Stock Exchange, Inc., owned 33 1/3% of the issued and outstanding shares of common stock of NSCC.

regarding the identity and weightings of the Index Securities of the Portfolio Deposit on the previous Business Day. The identity of each of the Index Securities required for a Portfolio Deposit, as in effect on December 31, 1994, is set forth in the above Schedule of Investments. The Sponsor makes available
(a) on each Business Day, the Dividend Equivalent Payment effective through and including the previous Business Day, per outstanding SPDR, and (b) on a minute-by-minute basis throughout the day at the Exchange a number representing, on a per SPDR basis, the sum of the Dividend Equivalent Payment effective through and including the previous Business Day, plus the current value of the securities portion of a Portfolio Deposit as in effect on such day (which value will occasionally include a cash in lieu amount to compensate for the omission of a particular Index Security from such Portfolio Deposit--see "The Portfolio-- Adjustments to the Portfolio Deposit"). Such information is calculated based upon the best information available to the Sponsor and may be calculated by other persons designated to do so by the Sponsor. The inability of the Sponsor to provide such information will not in itself result in a halt in the trading of SPDRs on the Exchange. Investors interested in creating SPDRs or purchasing SPDRs in the secondary market should not rely solely on such information in making investment decisions but should also consider other market information and relevant economic and other factors (including, without limitation, information regarding the S&P Index and the Index Securities).

    Upon receipt of a Portfolio Deposit or Deposits, following placement with the Distributor of an order to create SPDRs, the Trustee will deliver SPDRs in Creation Unit size aggregations to the Depository. In turn, the SPDR position will be removed from the Trustee's account at the Depository and will be allocated to the account of the DTC Participant acting on behalf of the depositor creating Creation Unit(s) (see "The Trust--Procedures for Creation of Creation Units" and "The Trust--Book-Entry-Only System"). Each SPDR represents a fractional undivided interest in the Trust in an amount equal to one (1) divided by the total number of SPDRs outstanding. The Trustee may reject a request to create Creation Units made by any depositor or group of depositors if such depositor(s), upon the acceptance by the Trustee of such request and the issuance to such depositor(s) of SPDRs, would own eighty percent (80%) or more of the outstanding SPDRs (see "Tax Status of the Trust"). The Trustee also may reject any Portfolio Deposit or any component thereof under certain other circumstances (see "The Trust--Procedures for Creation of Creation Units").

    Additional SPDRs in Creation Unit size aggregations will be created upon receipt of the appropriate Portfolio Deposits from creators. As additional SPDRs in Creation Unit size aggregations are created, the aggregate value of the Portfolio will be increased and the fractional undivided interest in the Trust represented by each SPDR will be decreased. As discussed above, under certain circumstances (1) a portion of the securities portion of a Portfolio Deposit may consist of contracts to purchase certain Index Securities or (2) a portion of the Cash Component may consist of cash in an amount to enable the Trustee to purchase such Index Securities. In the event there is a failure to deliver the Index Securities which are the subject of such contracts to purchase, the Trustee will be instructed pursuant to the Agreement to acquire such Index Securities in an expeditious manner. To the extent the price of any such Index Security increases or decreases between the time of creation and the time any such Index Security is purchased and delivered, SPDRs will represent fewer or more shares of such Index Security and more or fewer of the other Index Securities in the Trust. Hence, price fluctuations during the period from the time the cash is received by the Trustee to the time the requisite Index Securities are purchased and delivered will affect the value of all SPDRs.

    The identity and number of shares of the Index Securities required for a Portfolio Deposit are determined in the manner described herein. Due to changes in the composition and weighting of the Index Securities, the composition and weighting of the Securities and the prescribed Portfolio Deposit will change from time to time (see "The Portfolio--Adjustments to the Portfolio" and "The Portfolio--Adjustments to the Portfolio Deposit"). The identity and weightings of the Index Securities to be delivered as part of a Portfolio Deposit are determined daily and reflect the relative weighting of the current S&P Index and, together with the Cash Component, have a value equal to the net asset value of the Trust on a per Creation Unit basis at the close of business on the day of request for creation. The composition of the Portfolio is also adjusted from time to time to conform to the changes to the S&P Index as described herein and as set forth in the Trust Agreement. As the weightings and identities of the Index Securities change, substantially identical changes to the composition of the required Portfolio Deposit are made contemporaneously. Corresponding adjustments to the composition or weighting of the Portfolio, however, are necessarily made contemporaneously with adjustments to the required Portfolio Deposit, but are made in accordance with the specifications set forth herein and in the Trust Agreement (see "The Portfolio-- Adjustments to the Portfolio"). Although the composition of the securities portion of a Portfolio Deposit changes from time to time, the interests of Beneficial Owners will not be adversely affected because the composition of such securities and the aggregate value thereof, together with the Cash Component, will be calculated based upon the proportionate net asset value of the Trust (see "The Portfolio--Adjustments to the Portfolio").

PROCEDURES FOR CREATION OF CREATION UNITS

    To be eligible to place orders with the Distributor to create SPDRs in Creation Unit size aggregations, an entity or person must be (1) a Participating Party or (2) a DTC Participant with respect to creations/redemptions outside the SPDR Clearing Process. All SPDRs, however created, will be entered on the records of the Depository in the name of Cede & Co. for the account of a DTC Participant (see "The Trust--Book Entry Only System").

    All orders to create SPDRs must be placed in multiples of 50,000 SPDRs (Creation Unit size). All orders to create SPDRs, whether through the SPDR Clearing Process or outside the SPDR Clearing Process, must be received by the Distributor by the closing time of the regular trading session on the New York Stock Exchange, Inc. ("Closing Time") (ordinarily 4:00 p.m. New York time) in each case on the date such order is placed in order for creation of SPDRs to be effected based on the net asset value of the Trust as determined on such date. The date on which a creation order (or order to redeem as discussed below) is placed is herein referred to as the "Transmittal Date". Orders must be transmitted by telephone or other transmission method acceptable to the Distributor and Trustee, pursuant to procedures set forth in the Participant Agreement, as described below (see "Placement of Creation Orders Using SPDR Clearing Process" and "Placement of Creation Orders Outside SPDR Clearing Process").

    Orders to create Creation Unit sized aggregations of SPDRs shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to create Creation Unit sized aggregations of SPDRs may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders to create SPDRs through the SPDR Clearing Process should afford sufficient time to permit proper submission of the order to the Distributor prior to the Closing Time on the Transmittal Date.

    Orders for creation that are effected outside the SPDR Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the SPDR Clearing Process. Those persons placing orders outside the SPDR Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of securities and Cash Component. The DTC Participant notified of an order to create SPDRs outside the SPDR Clearing Process shall be required to effect a transfer of (1) the requisite Index Securities through DTC by 11:00 a.m. on the next Business Day immediately following the Transmittal Date in such a way as to replicate the Portfolio Deposit established on the Transmittal Date by the Trustee in calculating the net asset value of the Trust and (2) the Cash Component through the Federal Reserve Bank wire system so as to be received by the Trustee by 2:00 p.m. on the next Business Day immediately following the Transmittal Date. If the Trustee does not receive both the Index Securities by 11:00 a.m. and the Cash Component by 2:00 p.m. on the Business Day immediately following the Transmittal Date, such order shall be cancelled. Upon written notice to the Distributor, such cancelled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust.

    All questions as to the number of shares of each of the Index Securities, the amount of the Cash Component and the validity, form, eligibility (including time of receipt) and acceptance for deposit of any Index Securities to be delivered shall be determined by the Trustee, whose determination shall be final and binding. The Trustee reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of any Portfolio Deposit or any component thereof if (a) the depositor or group of depositors, upon obtaining the SPDRs ordered, would own 80% or more of the current outstanding SPDRs, (b) the Portfolio Deposit is not in proper form; (c) acceptance of the Portfolio Deposit would have certain adverse tax consequences (see "Tax Status of the Trust"); (d) the acceptance of the Portfolio Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Trustee, have an adverse effect on the Trust or the rights of Beneficial Owners; or (f) in the event that circumstances outside the control of the Trustee make it for all practical purposes impossible to process creations of SPDRs. The Trustee and the Sponsor are under no duty to give notification of any defects or irregularities in the delivery of Portfolio Deposits or any component thereof nor shall either of them incur any liability for the failure to give any such notification.

    A list of the Participating Parties or DTC Participants that have executed a Participant Agreement (as hereinafter defined) is available at the office of the Trustee at 1776 Heritage Drive, North Quincy, Massachusetts 02171 and the office of the Distributor at 6 St. James Avenue, Boston, Massachusetts 02116 during normal business hours.

PLACEMENT OF CREATION ORDERS USING SPDR CLEARING PROCESS

    Portfolio Deposits created through the SPDR Clearing Process must be delivered through a Participating Party (see "Prospectus Summary--Portfolio Deposits") that has executed a Participant Agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms, the "Participant Agreement"). The Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's creation order. Pursuant to such trade instructions from the Trustee to NSCC, the Participating Party agrees to transfer the requisite Index Securities (or contracts to purchase such Index Securities that are expected to be delivered in a "regular way" manner by the fifth (5th) NSCC Business Day)* and the Cash Component to the Trustee, together with such additional information as may be required by the Trustee. An order to create SPDRs through the SPDR Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed.

PLACEMENT OF CREATION ORDERS OUTSIDE SPDR CLEARING PROCESS

    Portfolio Deposits created outside the SPDR Clearing Process must be delivered through a DTC Participant that has executed a Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order creating SPDRs to be effected outside the SPDR Clearing Process need not be a Participating Party, but such orders must state that the DTC Participant is not using the SPDR Clearing Process and that the creation of SPDRs will instead be effected through a transfer of securities and cash. The Portfolio Deposit transfer must be ordered by the DTC Participant in a timely fashion so as to ensure the delivery of the requisite number of Index Securities through DTC to the account of the Trustee by no later than 11:00 a.m. of the next Business Day immediately following the Transmittal Date. All questions as to the number of Index Securities to be delivered, and the validity, form and eligibility (including time of receipt) for the deposit of any tendered securities, will be determined by the Trustee, whose determination shall be final and binding. The cash equal to the Cash Component must be transferred directly to the Trustee through the Federal Reserve wire system in a timely manner so as to be received by the Trustee no later than 2:00 p.m. on the next Business Day immediately following the Transmittal Date. An order to create SPDRs outside the SPDR Clearing Process is deemed received by the Distributor on the Transmittal Date if (i) such order is received by the Distributor not later than the Closing Time on such Transmittal

_________________________

* Following the effective date of SEC Rule 15c6-1, such period will be shortened to the third (3rd) NSCC Business Day.

Date and (ii) all other procedures set forth in the Participant Agreement are properly followed. However, if the Trustee does not receive both the requisite Index Securities and the Cash Component in a timely fashion on the next Business Day immediately following the Transmittal Date, such order will be cancelled. Upon written notice to the Distributor, such cancelled order may be resubmitted the following Business Day using a Portfolio Deposit as newly constituted to reflect the current net asset value of the Trust. The delivery of SPDRs so created will occur no later than the fifth (5th) or third (3rd) Business Day, as applicable, following the day on which the creation order is deemed received by the Distributor. Until further notice is given as described herein under the caption "Prospectus Summary--Transaction Fee", the total fee charged in connection with creations made outside the SPDR Clearing Process will be subject to a maximum charge of $12,000 per day for creations of two or more Creation Units. No waiver of the Transaction Fee or additional amounts for creations outside the SPDR Clearing Process is currently permitted.

BOOK-ENTRY-ONLY SYSTEM

    The Depository acts as securities depository for SPDRs. SPDRs are represented by a single global security (the "Global Security"), which is registered in the name of Cede & Co., as nominee for the Depository and deposited with, or on behalf of, the Depository. Certificates will not be issued for SPDRs.

    The Depository has advised the Sponsor and the Trustee as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depository was created to hold securities of its participants (the "DTC Participants") and to facilitate the clearance and settlement of securities transactions among the DTC Participants in such securities through electronic book-entry changes in accounts of the DTC Participants, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depository.* Access to the Depository system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly (the "Indirect Participants"). The Depository agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law.

    Upon the settlement date of any creation, transfer or redemption of SPDRs, the Depository will credit or debit, on its book-entry registration and transfer system, the amount of SPDRs so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The accounts to be credited and charged shall be designated by the Trustee to NSCC, in the case of a creation or redemption through the SPDR Clearing Process, or by the Trustee and the DTC Participant, in the case of a creation or redemption transacted outside of the SPDR Clearing Process (see "The Trust--Procedures for Creation of Creation Units" and "Redemption of SPDRs"). Beneficial ownership of SPDRs is limited to DTC Participants, indirect Participants and persons holding interests through DTC Participants and indirect Participants. Ownership of beneficial interests in SPDRs (owners of such beneficial interests are referred to herein as "Beneficial Owners") is shown on, and the transfer of ownership is effected only through, records maintained by the Depository (with respect to DTC Participants) and on the records of DTC Participants (with respect to indirect Participants and Beneficial Owners that are not DTC Participants). Beneficial Owners are expected to receive from or through the DTC Participant a written confirmation relating to their purchase of SPDRs. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability of certain investors to acquire beneficial interests in SPDRs.

_____________________

* As of December 31, 1994, the Exchange owns 4.56162% of the issued and outstanding shares of common stock of the Depository and an affiliate of the Exchange, AMEX Clearing Corp., owns .00181% of the issued and outstanding shares of common stock of the Depository. The Trustee owns 3.44975% of the issued and outstanding shares of common stock of the Depository.

    So long as Cede & Co., as nominee of the Depository, is the registered owner of SPDRs, references herein to the registered or record owners of SPDRs shall mean Cede & Co. and shall not mean the Beneficial Owners of SPDRs. Beneficial Owners of SPDRs will not be entitled to have SPDRs registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered the record or registered holder thereof under the Trust Agreement. Accordingly, each Beneficial Owner must rely on the procedures of the Depository, the DTC Participant and any indirect Participant through which such Beneficial Owner holds its interests, to exercise any rights of a holder of SPDRs under the Trust Agreement. The Trustee and the Sponsor understand that under existing industry practice, in the event the Trustee requests any action of SPDR holders, or a Beneficial Owner desires to take any action that the Depository, as the record owner of all outstanding SPDRs, is entitled to take, the Depository would authorize the DTC Participants to take such action and that the DTC Participants would authorize the indirect Participants and Beneficial Owners acting through such DTC Participants to take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.

    As described above, the Trustee recognizes the Depository or its nominee as the owner of all SPDRs for all purposes except as expressly set forth in the Trust Agreement. Conveyance of all notices, statements and other communications to Beneficial Owners is effected as follows. Pursuant to the agreement between the Trustee and the Depository (as the same may be from time to time amended in accordance with its terms, the "Depository Agreement"), the Depository is required to make available to the Trustee upon request and for a fee to be charged to the Trust a listing of the SPDR holdings of each DTC Participant. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners holding SPDRs, directly or indirectly, through such DTC Participant. The Trustee shall provide each such DTC Participant with copies of such notice, statement or other communication, in such form, number and at such place as such DTC Participant may reasonably request, in order that such notice, statement or communication may be transmitted by such DTC Participant, directly or indirectly, to such Beneficial Owners. In addition, the Trust shall pay to each such DTC Participant a fair and reasonable amount as reimbursement for the expenses attendant to such transmittal, all subject to applicable statutory and regulatory requirements.

    SPDR distributions shall be made to the Depository or its nominee, Cede & Co., as the registered owner of all SPDRs. The Trustee and the Sponsor expect that the Depository or its nominee, upon receipt of any payment of distributions in respect of SPDRs, shall credit immediately DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in SPDRs as shown on the records of the Depository or its nominee. The Trustee and the Sponsor also expect that payments by DTC Participants to indirect Participants and Beneficial Owners of SPDRs held through such DTC Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in a "street name," and will be the responsibility of such DTC Participants. Neither the Trustee nor the Sponsor has or will have any responsibility or liability for any aspects of the records relating to or notices to Beneficial Owners, or payments made on account of beneficial ownership interests in SPDRs, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and the DTC Participants or the relationship between such DTC Participants and the indirect Participants and Beneficial Owners owning through such DTC Participants.

    Beneficial Owners may elect to have their distributions reinvested in additional SPDRs (see "The Dividend Reinvestment Service").

    The Depository may determine to discontinue providing its service with respect to SPDRs at any time by giving notice to the Trustee and the Sponsor and discharging its responsibilities with respect thereto under applicable law. Under such circumstances, the Trustee and the Sponsor shall take action either to find a replacement for the Depository to perform its functions at a comparable cost or, if such a replacement is unavailable, to terminate the Trust (see "Termination of the Trust").

                                 THE PORTFOLIO

    Because the objective of the Trust is to provide investment results that correspond substantially to the price and yield performance of the S&P Index, the Portfolio will at any time consist of as many of the Index Securities as is practicable. It is anticipated that cash or cash items (other than dividends held for distribution) normally would not be a substantial part of the Trust's net assets. Although the Trust may at any time fail to own certain of the Index Securities, the Trust is substantially invested in Index Securities and the Sponsor believes that such investment should result in a close correlation between the investment performance of the S&P Index and that derived from ownership of SPDRs.

ADJUSTMENTS TO THE PORTFOLIO

    The S&P Index is a capitalization-weighted index of 500 securities calculated under the auspices of the S&P Committee of Standard and Poor's. At any moment in time, the value of the Index equals the aggregate market value of the total shares outstanding in each of the 500 Index component securities, evaluated at their respective last sale prices on the Exchange, the New York Stock Exchange ("NYSE") or the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), divided by a scaling factor (the "divisor") which yields a resulting index value in the reported magnitude.

    Periodically (typically, several times per quarter), Standard and Poor's may determine that total shares outstanding have changed in one or more Index component securities due to secondary offerings, repurchases, conversions or other corporate actions. Additionally, the S&P Committee periodically (ordinarily, several times per quarter) replaces one or more component securities in the Index due to mergers, acquisitions, bankruptcies, or other market conditions. In 1994, there were 17 company changes to the Index. Ordinarily, whenever there is a shares outstanding change or change in a component security included in the S&P Index, Standard and Poor's adjusts the divisor to assure that there is no discontinuity in the value of the S&P Index which might otherwise be caused by such shares outstanding or name change.

    Because the investment objective of the Trust is to provide investment results that generally correspond to the price and yield performance of the S&P Index, such share, name, and divisor changes to the S&P Index create the need for the Trust to make corresponding portfolio adjustments as described below.

    The Trustee adjusts the composition of the Portfolio from time to time to conform to changes in the composition and/or weighting structure of the Index Securities. The Trustee aggregates certain of these adjustments and makes conforming changes to the Trust's portfolio at least monthly; however, adjustments are made more frequently in the case of changes to the S&P Index that are significant. Specifically, the Trustee is required to adjust the composition of the Portfolio at any time that there is a change in the identity of any Index Security (i.e., a substitution of one security in replacement of another), which adjustment is to be made within three (3) Business Days before or after the day on which the change in the identity of such Index Security is scheduled to take effect at the close of the market. Although the investment objective of the Trust is to provide investment results which resemble the performance of the S&P Index, it is not always efficient to replicate identically the share composition of the S&P Index if the transaction costs incurred by the Trust in so adjusting the Portfolio would exceed the expected misweighting that would ensue by failing to replicate identically minor and insignificant share changes to the Index. Accordingly, to further the investment objective of the Trust, minor misweightings are generally permitted within the guidelines set forth below. The Trustee is required to adjust the composition of the Portfolio at any time that the weighting of any Security varies in excess of one hundred and fifty percent (150%) of a specified percentage, which percentage varies from 8/100 of 1% to 2/100 of 1%, depending on the net asset value of the Trust (in each case, the "Misweighting Amount"), from the weighting of such Security in the S&P Index (a "Misweighting").

    The Trustee shall examine each Security in the Portfolio on each Business Day, comparing the weighting of each such Security in the Portfolio to the weighting of the corresponding Index Security in the S&P Index, based on prices at the close of the market on the preceding Business Day (a "Weighting Analysis"). In the event that there is a Misweighting in any Security in excess of one hundred and fifty percent (150%) of the applicable Misweighting Amount, the Trustee shall calculate an adjustment to the Portfolio in order to bring the Misweighting of such Security within the Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. Also, on a monthly basis, the Trustee shall perform a Weighting Analysis for each Security in the Portfolio, and in any case where there exists a Misweighting exceeding one hundred percent (100%) of the applicable Misweighting Amount, the Trustee shall calculate an adjustment to the Portfolio in order to bring the Misweighting of such Security within the applicable Misweighting Amount, based on prices at the close of the market on the day on which such Misweighting occurs. In the case of any adjustment to the Portfolio due to a Misweighting as described herein, the purchase or sale of securities necessitated by such adjustment shall be made within three (3) Business Days of the day on which such Misweighting is determined. In addition to the foregoing adjustments, the Trustee reserves the right to make additional adjustments periodically to Securities that may be misweighted by an amount within the applicable Misweighting Amount in order to reduce the overall Misweighting of the Portfolio.

    The foregoing guidelines with respect to Misweightings shall also apply to any Index Security that (1) is likely to be unavailable for delivery or available in insufficient quantity for delivery or (2) cannot be delivered to the Trustee due to restrictions prohibiting a creator from engaging in a transaction involving such Index Security. Upon receipt of an order for a Creation Unit that will involve such an Index Security, the Trustee shall determine whether the substitution of cash for such Index Security will cause a Misweighting in the Trust's Portfolio with respect to such Index Security. If a Misweighting results, the Trustee shall purchase the required number of shares of such Index Security on the opening of the market on the following Business Day. If a Misweighting does not result and the Trustee would not hold cash in excess of the permitted amounts described herein, the Trustee may hold such cash or, if such an excess would result, make the required adjustments to the Portfolio in accordance with the procedures described herein.

    Pursuant to these guidelines the Trustee shall calculate the required adjustments and shall purchase and sell the appropriate securities. As a result of the purchase and sale of securities in accordance with these requirements, or the creation of Creation Units, the Trust may hold some amount of residual cash (other than cash held temporarily due to timing differences between the sale and purchase of securities or cash delivered in lieu of Index Securities or undistributed income or undistributed capital gains) as a result of such transactions, which amount shall not exceed for more than two (2) consecutive Business Days 5/10th of 1 percent of the aggregate value of the Securities. In the event that the Trustee has made all required adjustments and is left with cash in excess of 5/10th of 1 percent of the aggregate value of the Securities, the Trustee shall use such cash to purchase additional Index Securities that are under-weighted in the Portfolio as compared to their relative weightings in the S&P Index, although the Misweighting of such Index Securities may not be in excess of the applicable Misweighting Amount.

    All adjustments to the Portfolio held by the Trustee shall be made by the Trustee pursuant to the foregoing specifications and as set forth in the Trust Agreement and shall be non-discretionary. All portfolio adjustments will be made as described herein unless such adjustments would cause the Trust to lose its status as a "regulated investment company" under Subchapter M of the Code. Additionally, the Trustee is required to adjust the composition of the Portfolio at any time if it is necessary to insure the continued qualification of the Trust as a regulated investment company (see "Tax Status of the Trust"). The adjustments provided herein are intended to conform the composition and weightings of the Portfolio, to the extent practicable, to the composition and weightings of the Index Securities. Such adjustments are based upon the S&P Index as it is currently determined by Standard & Poor's. To the extent that the method of determining the S&P Index is changed by Standard & Poor's in a manner that would affect the adjustments provided for herein, the Trustee and the Sponsor shall have the right to amend the Trust Agreement, without the consent of the Depository or Beneficial Owners, to conform the adjustments provided herein and in the Trust Agreement to such changes so that the objective of tracking the S&P Index is maintained.

    In making the adjustments described herein, the Trustee shall rely on industry sources for information as to the composition and weightings of the Index Securities. If the Trustee becomes incapable of obtaining or processing such information or NSCC is unable to receive such information from the Trustee on any Business Day, then the Trustee shall use the composition and weightings of the Index Securities for the most recently effective Portfolio Deposit for the purposes of all adjustments and determinations described herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until the earlier of (a) such time as current information with respect to the Index Securities is available or (b) three (3) consecutive Business Days have elapsed. If such current information is not available and three (3) consecutive Business Days have elapsed, the composition and weightings of the Securities (as opposed to the Index Securities) shall be used for the purposes of all adjustments and determinations herein (including, without limitation, determination of the securities portion of the Portfolio Deposit) until current information with respect to the Index Securities is available.

    At such time as the Trustee gives written notice of the termination of the Trust (see "Administration of the Trust--Termination"), from and after the date of such notice the Trustee shall use the composition and weightings of the Securities as of such notice date for the purpose and determination of all redemptions or other required uses of the basket.

    From time to time Standard & Poor's may make adjustments to the composition of the S&P Index as a result of a merger or acquisition involving one or more of the Index Securities. In such cases, the Trust, as shareholder of securities of an issuer that is the object of such merger or acquisition activity, may receive various offers from would-be acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as it has been determined that the securities of the issuer will be removed from the S&P Index. Since securities of an issuer are often removed from the S&P Index only after the consummation of a merger or acquisition of such issuer, in selling the securities of such issuer the Trust may receive, to the extent that market prices do not provide a more attractive alternative, whatever consideration is being offered to the shareholders of such issuer that have not tendered their shares prior to such time. Any cash received in such transactions will be reinvested in Index Securities in accordance with the criteria set forth above. Any securities received as a part of the consideration that are not Index Securities will be sold as soon as practicable and the cash proceeds of such sale will be reinvested in accordance with the criteria set forth above.

    Purchases and sales of Securities resulting from the adjustments described above will be made in the share amounts dictated by the foregoing specifications, whether round lot or odd lot. Certain Index Securities, however, may at times not be available in the quantities that the foregoing calculations require. For this and other reasons, precise duplication of the proportionate relationship between the Portfolio and the Index Securities may not ever be possible but nevertheless will continue to be the objective in connection with all acquisitions and dispositions of Securities.

    The Trust is a unit investment trust registered under the Investment Company Act of 1940, as amended (the "1940 Act") and is not a managed fund. Traditional methods of investment management for a managed fund typically involve frequent changes to a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio held by the Trust, however, is not managed. Instead, the only purchases and sales that are made with respect to the Portfolio will be those necessary to create, to the extent feasible, a portfolio that is designed to replicate the S&P Index to the extent practicable, taking into consideration the adjustments referred to above. Since no attempt is made to "manage" the Trust in the traditional sense, the adverse financial condition of an issuer will not be the basis for the sale of its securities from the Portfolio unless the issuer is removed from the S&P Index.

    The Trust will be liquidated on a fixed date (see "Administration of the Trust--Termination"). In addition, Beneficial Owners of SPDRs in Creation Unit size aggregations have the right to redeem in kind (see "Redemption of SPDRs").

ADJUSTMENTS TO THE PORTFOLIO DEPOSIT

    On each Business Day (each such day an "Adjustment Day"), the number of shares and/or identity of each of the Index Securities in a Portfolio Deposit is adjusted in accordance with the following procedure. At the close of the market on each Adjustment Day, the Trustee calculates the net asset value of the Trust (see Valuation). The net asset value is divided by the number of outstanding SPDRs in Creation Unit size aggregations, resulting in a net asset value per Creation Unit (the "NAV Amount"). The Trustee then calculates the number of shares (without rounding) of each of the component stocks of the S&P Index in a Portfolio Deposit for the following Business Day ("Request Day"),such that (1) the market value at the close of the market on Adjustment Day of the securities to be included in the Portfolio Deposit on Request Day, together with the Dividend Equivalent Payment effective for requests to create or redeem on Adjustment Day, equals the NAV Amount and (2) the identity and weighting of each of the securities in a Portfolio Deposit mirrors proportionately the identity and weightings of the securities in the S&P Index, each as in effect on Request Day. For each security, the number resulting from such calculation is rounded to the nearest whole share, with a fraction of 0.50 being rounded up. The identities and weightings of the securities so calculated constitute the securities portion of the Portfolio Deposit effective on Request Day and thereafter until the next subsequent Adjustment Day, as well as the Securities to be delivered by the Trustee in the event of request for redemption of SPDRs in Creation Unit size aggregations on Request Day and thereafter until the following Adjustment Day (see "Redemption of SPDRs"). In addition to the foregoing adjustments, in the event that there shall occur a stock split, stock dividend or reverse split with respect to any Index Security that does not result in an adjustment to the S&P Index divisor, the Portfolio Deposit shall be adjusted to take account of such stock split, stock dividend or reverse split by applying the stock split, stock dividend or reverse stock split multiple (e.g., in the event of a two-for-one stock split of an Index Security, by doubling the number of shares of such Index Security in the prescribed Portfolio Deposit), in each case rounded to the nearest whole share.

    On Request Day and on each day that a request for the creation or redemption of SPDRs in Creation Unit size aggregations is deemed received, the Trustee calculates the market value of the securities portion of the Portfolio Deposit as in effect on Request Day as of the close of the market and adds to that amount the Dividend Equivalent Payment effective for requests to create or redeem on Request Day (such market value and Dividend Equivalent Payment are collectively referred to herein as the "Portfolio Deposit Amount"). The Trustee then calculates the NAV Amount, based on the close of the market on Request Day. The difference between the NAV Amount so calculated and the Portfolio Deposit Amount is the "Balancing Amount". The Balancing Amount serves the function of compensating for any differences between the value of the Portfolio Deposit Amount and the NAV Amount at the close of trading on Request Day due to, for example, (1) differences in the market value of the securities in the Portfolio Deposit and the market value of the Securities on Request Day and (2) any variances from the proper composition of the Portfolio Deposit.

    Notwithstanding the foregoing, on any Adjustment Day on which (a) no change in the identity and/or share weighting of any Index Security is scheduled to take effect that would cause the S&P Index divisor to be adjusted after the close of the market on such Business Day,* and (b) no stock split or stock dividend with respect to any Index Security has been declared to take effect on the corresponding Request Day, the Trustee reserves the right to forego making any adjustment to the Securities portion of the Portfolio Deposit and to use the composition and weightings of the Index Securities for the most recently effective Portfolio Deposit for the Request Day following such Adjustment Day. In addition, the Trustee further reserves the right to calculate the adjustment to the number of shares and/or identity of the Index Securities in a Portfolio Deposit as described above except that such calculation would be employed two
(2) Business Days rather than one (1) Business Day prior to Request Day.

_____________________

* Standard & Poor's publicly announces changes in the identity and/or weighting of the S&P Index component securities up to five business days in advance of the actual change. The announcements are made after the close of trading on such day.

    As previously discussed, the Dividend Equivalent Payment and the Balancing Amount in effect at the close of business on Request Date are collectively referred to as the Cash Component or the Cash Redemption Payment (see "Prospectus Summary--Portfolio Deposits" and "Prospectus Summary--Redemption"). If the Balancing Amount is a positive number (i.e., if the NAV Amount exceeds the Portfolio Deposit Amount) then, with respect to the creation of SPDRs, the Balancing Amount shall increase the Cash Component of the then effective Portfolio Deposit transferred to the Trustee by a creator, and with respect to redemptions of SPDRs in Creation Unit size aggregations, the Balancing Amount shall be added to the cash transferred to a redeemer by the Trustee. If the Balancing Amount is a negative number (i.e., if the NAV Amount is less than the Portfolio Deposit Amount) then, with respect to the creation of SPDRs such amount shall decrease the Cash Component of the then effective Portfolio Deposit to be transferred to the Trustee by the creator or, if such cash portion is less than the Balancing Amount, the difference shall be paid by the Trustee to the creator, and with respect to redemptions of SPDRs in Creation Unit size aggregations, the Balancing Amount shall be deducted from the cash transferred to the redeemer or, if such cash is less than the Balancing Amount, the difference shall be paid by the redeemer to the Trustee.

    In the event that the Trustee has included the cash equivalent value of one or more Index Securities in the Portfolio Deposit because the Trustee has determined that such Index Securities are likely to be unavailable or available in insufficient quantity for delivery, the Portfolio Deposit so constituted shall dictate the Index Securities to be delivered in connection with the creation of SPDRs in Creation Unit size aggregations and upon the redemption of SPDRs in Creation Unit size aggregations for all purposes hereunder until such time as the securities portion of the Portfolio Deposit is subsequently adjusted.

    In connection with the creation or redemption of SPDRs, if an investor is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee, in its discretion, shall have the right to include the cash equivalent value of such Index Securities in the Portfolio Deposit as part of the Cash Component (or the Cash Redemption Payment, as the case may be) in lieu of the inclusion of such Index Securities in the securities portion of the Portfolio Deposit for the particular affected investor. The amount of such cash equivalent payment shall be used by the Trustee in accordance with the guidelines regarding allowable Misweightings and permitted amounts of cash (see "The Portfolio--Adjustments to the Portfolio") which may require the Trustee to purchase the appropriate number of shares of the Index Security that such investor was unable to purchase. In any such case such investor shall pay the Trustee the standard Transaction Fee, plus an additional amount per Creation Unit equal to three (3) times the Transaction Fee applicable for one Creation Unit.

SELECTION AND ACQUISITION OF SECURITIES

    In prescribing the method described above for selecting the Index Securities that constitute the prescribed Portfolio Deposit from time to time, the Sponsor intends to duplicate, to the extent practicable, the composition and weighting of the Index Securities as of the relevant date.

    The yield and price of common stocks deposited in the Trust are dependent on a variety of factors, including money market conditions and general conditions of the corporate equity markets. The Schedule of Investments set forth above contains information as of the date set forth therein with respect to the number of shares of each of the Index Securities in the Portfolio Deposit as of such date. The proportionate relationship among such Securities approximated (although it did not exactly duplicate) the proportionate relationships of the Index Securities as of such date.

    Because certain of the Securities from time to time may be sold or their relative percentages changed under certain circumstances as described herein, no assurance can be given that the Trust will retain for any length of time its present size and composition (see "The Portfolio--Adjustments to the Portfolio"). Also, the deposit of additional Portfolio Deposits and the redemption of SPDRs in Creation Unit size aggregations will affect the size and composition of the Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

                                 THE S&P INDEX

    The Sponsor selected the S&P Index as the basis for the selection of the securities held by the Trust because it is well known to investors and, in the opinion of the Sponsor, constitutes a broadly diversified, representative segment of the market of all publicly traded common stocks in the United States. The S&P Index is composed of 500 selected common stocks, all of which are listed on the Exchange, the NYSE or NASDAQ and spans over 80 separate industry groups. Since 1968, the S&P Index has been a component of the U.S. Commerce Department's list of Leading Indicators which track key sectors of the U.S. economy. Current information regarding the market value of the S&P Index is available from market information services. The S&P Index is determined, comprised and calculated without regard to the Trust.

    The Sponsor has been granted a license to use the S&P Index as a basis for determining the composition of the Trust and to use certain trademarks of Standard & Poor's in connection with the Trust (see "License Agreement"). Standard & Poor's is not responsible for and shall not participate in the creation or sale of SPDRs or in the determination of the timing of, prices at, or quantities and proportions in which purchases or sales of Index Securities or Securities shall be made.

    The following table shows the performance of the S&P 500 Index for 1960 through 1994. Stock prices fluctuated widely during the period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss that may be generated by the S&P Index in the future, nor should the results be considered as a representation of the performance of the Trust.

                                      YEAR-END    CHANGE IN    AVERAGE
                         YEAR-END    INDEX VALUE    INDEX       YIELD
YEAR                   INDEX VALUE*   1960=100     FOR YEAR   FOR YEAR**
----                   ------------  -----------  ----------  ----------
1960..................    58.11        100.00           %        3.47%
1961..................    71.55        123.13       23.13        2.98
1962..................    63.10        108.59      -11.81        3.37
1963..................    75.02        129.10       18.89        3.17
1964..................    84.75        145.84       12.97        3.01
1965..................    92.43        159.06        9.06        3.00
1966..................    80.33        138.24      -13.09        3.40
1967..................    96.47        166.01       20.09        3.20
1968..................   103.86        178.73        7.66        3.07
1969..................    92.06        158.42      -11.36        3.24
1970..................    92.15        158.58        0.10        3.83
1971..................   102.09        175.68       10.79        3.14
1972..................   118.05        203.15       15.63        2.84
1973..................    97.55        167.87      -17.37        3.06
1974..................    68.56        117.98      -29.72        4.47
1975..................    90.19        155.21       31.55        4.31
1976..................   107.46        184.93       19.15        3.77
1977..................    95.10        163.66      -11.50        4.62
1978..................    96.11        165.39        1.06        5.28
1979..................   107.94        185.75       12.31        5.47
1980..................   135.76        233.63       25.77        5.26
1981..................   122.55        210.89       -9.73        5.20
1982..................   140.64        242.02       14.76        5.81
1983..................   164.93        283.82       17.27        4.40
1984..................   167.24        287.80        1.40        4.64
1985..................   211.28        363.59       26.33        4.25
1986..................   242.17        416.75       14.62        3.49

                                      YEAR-END    CHANGE IN    AVERAGE
                         YEAR-END    INDEX VALUE    INDEX       YIELD
YEAR                   INDEX VALUE*   1960=100     FOR YEAR   FOR YEAR**
----                   ------------  -----------  ----------  ----------
1987.................     247.08       425.19        2.03%       3.08%
1988.................     277.72       477.92       12.40        3.64
1989.................     353.40       608.15       27.25        3.45
1990.................     330.22       568.26       -6.56        3.61
1991.................     417.09       717.76       26.31        3.24
1992.................     435.71       749.80        4.46        2.99
1993.................     464.45       802.70        7.06        2.78
1994.................     459.27       790.34       -1.54        2.82

________________

* Source: Standard & Poor's. Year-end index values shown do not reflect reinvestment of dividends nor costs, such as brokerage charges and transaction costs.
** Source: Standard & Poor's. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the S&P Index.


    It is the understanding of the Sponsor that Standard & Poor's weights the Index Securities primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. Accordingly, each Index Security's influence on the value of the S&P Index is directly proportionate to its market value. The percentage of the Trust's assets invested in each of the Securities is calculated to approximate the percentage each Index Security represents in the S&P Index.


                               LICENSE AGREEMENT

    Under the terms of a license agreement with Standard & Poor's (the "License Agreement"), the Sponsor has been granted a license to use the S&P Index as a basis for determining the composition of the Trust and to use certain trade names and trademarks of Standard & Poor's in connection with the Trust. The License Agreement may be amended by the parties thereto without the consent of any of the Beneficial Owners of SPDRs.

    None of the Trust, the Trustee, the Distributor, the Depository or any Beneficial Owner of SPDRs is entitled to any rights whatsoever under the foregoing licensing arrangements or to use the trademarks "S&P", "Standard & Poor's", "Standard & Poor's 500" or "S&P 500" or to use the S&P Index except as specifically described herein or as may be specified in the Trust Agreement.

    The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation or warranty, express or implied, to the Trust, the Trustee, the Distributor, the Depository or Beneficial Owners of SPDRs regarding the advisability of investing in Index Securities or unit investment trusts generally or in the Trust particularly or the ability of the S&P Index to track general stock market performance. Standard & Poor's only relationship to the Trust is the licensing of certain trademarks and trade names of Standard & Poor's and of the S&P Index which is determined, comprised and calculated by Standard & Poor's without regard to the Trust or the Beneficial Owners of SPDRs. Standard & Poor's has no obligation to take the needs of the Trust or the Beneficial Owners of SPDRs into consideration in determining, comprising or calculating the S&P Index. Standard & Poor's is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of SPDRs. Standard & Poor's has no obligation or liability in connection with the administration, marketing or trading of SPDRs.

    STANDARD & POOR'S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR'S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, THE TRUST, BENEFICIAL OWNERS OF SPDRS OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE USE LICENSED UNDER THE LICENSE AGREEMENT, OR FOR ANY OTHER USE. STANDARD & POOR'S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL SUCH WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE S&P INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR'S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


                               EXCHANGE LISTING

    As described above, SPDRs are listed on the Exchange. Transactions involving SPDRs in the public trading market are subject to customary brokerage charges and commissions.

    The Sponsor's aim in designing SPDRs was to provide investors with a security whose market value would approximate one-tenth the value of the S&P Index. Thus, for example, if the S&P Index were at 450, investors might expect a SPDR to trade at approximately $45. Note, however, that the market price of a SPDR should also reflect its share of the dividends accumulated on the Securities (see "Administration of the Trust--Distributions to Beneficial Owners") and may also be affected by supply and demand, market volatility, sentiment and other factors.

    There can be no assurance that SPDRs will always be listed on the Exchange. The Exchange will consider the suspension of trading in or removal from listing of SPDRs:

        (a) If the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of SPDRs for 30 or more consecutive trading days;
        (b) if the S&P Index is no longer calculated or available; or
        (c) if such other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

    The Trust is not required to pay a listing fee to the Exchange.

    The Trust will be terminated in the event that SPDRs are delisted (see "Administration of the Trust--Termination").


                            TAX STATUS OF THE TRUST

    For the fiscal year ended December 31, 1994, the Trust believes that it qualified for tax treatment as a "regulated investment company" under Subchapter M of the Code. The Trust intends to continue to so qualify. To qualify as a regulated investment company, the Trust must, among other things, (a) derive in each taxable year at least 90% of its gross income from dividends, interest, gains from the sale or other disposition of stock, securities or foreign currencies, or certain other sources, (b) derive in each taxable year less than 30% of its gross income from the sale or other disposition of stock, securities, certain foreign positions, and certain other assets held for less than three months, (c) meet certain diversification tests, and (d) distribute in each year at least 90% of its investment company taxable income. If the Trust qualifies as a regulated investment company, subject to certain conditions and requirements, the Trust will not be subject to federal income tax to the extent its income is distributed in a timely manner. Any undistributed income may be subject to tax, including a four percent (4%) excise tax imposed by Section 4982 of the Code on certain undistributed income of a regulated investment company that does not distribute to shareholders in a timely manner at least ninety-eight percent (98%) of its taxable income (including capital gains).

TAX CONSEQUENCES TO BENEFICIAL OWNERS


    Dividends paid by the Trust from its investment company taxable income (which includes dividends, interest and net short-term capital gains) will be taxable to Beneficial Owners as ordinary income. A dividend paid in January will be considered for federal income tax purposes to have been paid by the Trust and received by Beneficial Owners on the preceding December 31 if the dividend was declared in the preceding October, November or December to Beneficial Owners of record as shown on the records of the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System") on a date in one of those months.

    Distributions paid by the Trust from net long-term capital gains ("net capital gain") are taxable as long-term capital gain, regardless of the length of time an investor has owned SPDRs. Any loss on the sale or exchange of a share held for six months or less may be treated as a long-term capital loss to the extent of any capital gain dividends received by the Beneficial Owner. For corporate investors, dividends from net investment income (but not return of capital distributions or capital gain dividends) generally will qualify for the corporate dividends-received deduction to the extent of qualifying dividend income received by the Trust, subject to the limitations contained in the Code. Investors should note that the regular quarterly dividends paid by the Trust will not be based on the Trust's investment company taxable income and net capital gain, but rather will be based on the dividends paid with respect to the Securities. As a result, a portion of the distributions of the Trust may be treated as a return of capital or a capital gain dividend for federal income tax purposes or the Trust may make additional distributions in excess of the yield performance of the Securities in order to distribute all of its investment company taxable income and net capital gain.

    Distributions in excess of the Trust's current or accumulated earnings and profits (as specially computed) generally will be treated as a return of capital for federal income tax purposes and will reduce a Beneficial Owner's tax basis in SPDRs. Return of capital distributions may result, for example, if a portion of the dividends declared represent cash amounts deposited in connection with Portfolio Deposits rather than dividends actually received by the Trust. Under certain circumstances, a significant portion of the Trust's regular quarterly dividends could be treated as return of capital distributions. Such circumstances may be more likely to occur in periods during which the number of outstanding SPDRs fluctuates significantly, as may occur during the initial years of the Trust. Beneficial Owners will receive annually notification from the Trustee through the DTC Participants as to the tax status of the Trust's distributions (see "The Trust--Book-Entry-Only System"). A distribution paid shortly after a purchase or creation of SPDRs may be taxable even though in effect it may represent a return of capital.

    Distributions reinvested in additional SPDRs through the means of the Dividend Reinvestment Service (see "The Dividend Reinvestment Service") will nevertheless be taxable dividends to Beneficial Owners acquiring such additional SPDRs to the same extent as if such dividends had been received in cash.

    The sale of SPDRs by a Beneficial Owner is a taxable event, and may result in a gain or loss, which generally should be a capital gain or loss for Beneficial Owners that are not dealers in securities.

    Under the Code, an in-kind redemption of SPDRs will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event for the redeeming shareholder. Upon redemption, a Beneficial Owner generally will recognize gain or loss measured by the difference on the date of redemption between the aggregate value of the cash and securities received and its tax basis in the SPDRs redeemed. Securities received upon redemption (which will be comprised of the securities portion of the Portfolio Deposit in effect on the date of redemption) generally will have an initial tax basis equal to their respective market values on the date of redemption. The Internal Revenue Service ("IRS") may assert that any resulting loss may not be deducted by a Beneficial Owner on the basis that there has been no material change in such Beneficial Owner's economic position or that the transaction has no significant economic or business utility apart from the anticipated tax consequences. Beneficial Owners of SPDRs in Creation Unit size aggregations should consult their own tax advisors as to the consequences to them of the redemption of SPDRs.

    Dividend distributions, capital gains distributions, and capital gains from sales or redemptions may also be subject to state, local and foreign taxes.

    Deposit of a Portfolio Deposit with the Trustee in exchange for SPDRs in Creation Unit size aggregations will not result in the recognition of taxable gain or loss by the Trust but generally will constitute a taxable event to the depositor under the Code, and a depositor generally will recognize gain or loss with respect to each security deposited equal to the difference between the amount realized in respect of the security and the depositor's tax basis therein. The amount realized with respect to a security deposited should be determined by allocating the value on the date of deposit of the SPDRs received (less any cash paid to the Trust, or plus any cash received from the Trust, in connection with the deposit) among the securities deposited on the basis of their respective fair market values at that time. The IRS may assert that any resulting losses may not be deducted by a depositor on the basis that there has been no material change in the depositor's economic position or that the transaction has no significant economic or business utility or purpose apart from the anticipated tax consequences. Depositors should consult their own tax advisors as to the tax consequences to them of a deposit to the Trust.

    The Trustee has the right to reject the order to create Creation Units transmitted to it by the Distributor if the depositor or group of depositors, upon obtaining the SPDRs ordered, would own eighty percent (80%) or more of the outstanding SPDRs, and if pursuant to section 351 of the Code such a circumstance would result in the Trust having a basis in the securities deposited different from the market value of such securities on the date of deposit. The Trustee has the right to require information regarding SPDR ownership pursuant to the Participant Agreement and from the Depository and to rely thereon to the extent necessary to make the foregoing determination as a condition to the acceptance of a Portfolio Deposit.

    Ordinary income dividends received via the Depository by Beneficial Owners who are non-resident aliens will be subject to a thirty percent (30%) United States withholding tax unless a reduced rate of withholding or a withholding exemption is provided under applicable tax treaties. Non-resident shareholders are urged to consult their own tax advisors concerning the applicability of United States withholding tax.

    Thirty-one percent (31%) of the dividends, capital gains distributions, and redemptions paid to shareholders who have not complied with IRS taxpayer identification requirements will be withheld.

    The tax discussion set forth above is included for general information only. Prospective investors should consult their own tax advisors concerning the federal, state, local and foreign tax consequences to them of an investment in the Trust.

                         CONTINUOUS OFFERING OF SPDRS

    SPDRs in Creation Unit size aggregations are offered continuously to the public by the Trust through the Distributor and are delivered upon the deposit of a Portfolio Deposit (see "The Trust--Procedure for Creation of Creation Units"). A list of the identity and number of shares of each of the Index Securities in the current Portfolio Deposit and the amount of the Dividend Equivalent Payment effective through and including the previous Business Day is made available by the Trustee to NSCC on each Business Day. Under certain extraordinary circumstances which may make it impossible for the Trustee to provide such information to NSCC on a given Business Day, NSCC shall use the composition and weighting of the Index Securities for the most recently effective Portfolio Deposit. The minimum number of SPDRs that may be created as described herein is 50,000 or one Creation Unit. Persons making Portfolio Deposits and creating Creation Unit aggregations of SPDRs will receive no fees, commissions or other form of compensation or inducement of any kind from the Sponsor or the Distributor, nor will any such person have any obligation or responsibility to the Sponsor or Distributor to effect any sale or resale of SPDRs.

    Since new SPDRs can be created and issued on an ongoing basis, at any point during the life of the Trust a "distribution", as such term is used in the Securities Act of 1933, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act. For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Units after placing a creation order with the Distributor, breaks them down into the constituent SPDRs and sells the SPDRs directly to its customers; or if it chooses to couple the creation of a supply of new SPDRs with an active selling effort involving solicitation of secondary market demand for SPDRs. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to categorization as an underwriter.

    Dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with SPDRs that are part of an "unsold allotment" within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus delivery obligation with respect to SPDRs are reminded that under Securities Act rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Act owed to an Exchange member in connection with a sale on the Exchange is satisfied by the fact that SPDR prospectuses will be available at the Exchange upon request. Of course, the prospectus-delivery mechanism provided in rule 153 is only available with respect to transactions on an exchange.

    The Sponsor intends to qualify SPDRs in states selected by the Sponsor and through broker-dealers who are members of the National Association of Securities Dealers, Inc. Investors intending to create or redeem Creation Unit size aggregations of SPDRs in transactions not involving a broker-dealer registered in such investor's state of domicile or residence should consult counsel regarding applicable broker-dealer or securities regulatory requirements under such state securities laws prior to such creation or redemption.


                             EXPENSES OF THE TRUST

    The following charges are or may be accrued and paid by the Trust: (a) the Trustee's fee as discussed more fully below, (b) fees payable to transfer agents for the provision of transfer agency services; (c) fees of the Trustee for extraordinary services performed under the Trust Agreement; (d) various governmental charges; (e) any taxes, fees and charges payable by the Trustee with respect to SPDRs (whether in Creation Unit size aggregations or otherwise);
(f) expenses and costs of any action taken by the Trustee or the Sponsor to protect the Trust and the rights and interests of Beneficial Owners of SPDRs (whether in Creation Unit size aggregations or otherwise); (g) indemnification of the Trustee or the Sponsor for any losses, liabilities or expenses incurred by it in the administration of the Trust without gross negligence, bad faith, wilful misconduct or wilful malfeasance on its part or reckless disregard of its obligations and duties; (h) expenses incurred in contacting Beneficial Owners of SPDRs upon termination of the Trust; and (i) other out-of-pocket expenses of the Trust incurred pursuant to actions permitted or required under the Trust Agreement.

    In addition to those discussed above, the following expenses are or may be charged to the Trust: (a) reimbursement to the Sponsor of amounts paid by it to S&P in respect of annual licensing fees pursuant to the License Agreement (see "License Agreement"), (b) federal and state annual registration fees for the issuance of SPDRs, and (c) expenses of the Sponsor relating to the printing and distribution of marketing materials describing SPDRs and the Trust (including, but not limited to, associated legal, consulting, advertising, and marketing costs and other out-of-pocket expenses such as printing). In addition, initial fees and expenses totaling approximately $531,500, in connection with the organization of the Trust, were capitalized and are being amortized over five years from the start of the Trust's operations on a straight-line basis and charged to the Trust.

    The Sponsor reserves the right to charge the Trust a special sponsor fee from time to time in reimbursement for certain services it may provide to the Trust which would otherwise be provided by the Trustee in an amount not to exceed the actual cost of providing such services. The Sponsor or the Trustee from time to time may voluntarily assume some expenses or reimburse the Trust so that total expenses of the Trust are reduced, although neither the Sponsor nor the Trustee is obligated to do so and either one or both parties may discontinue such voluntary assumption of expenses or reimbursement at any time without notice.

    Until further notice, the Sponsor has undertaken that on each day during the period commencing as of the date hereof and ending on the Update Date, the ordinary operating expenses of the Trust as calculated by the Trustee will not be permitted to exceed an amount which is 20/100 of 1% per annum of the daily net asset value of the Trust. To the extent during such period the ordinary operating expenses of the Trust do exceed such 20/100 of 1% amount, the Sponsor will reimburse the Trust for or assume such excess ordinary operating expenses. The Sponsor retains the ability to be repaid by the Trust for expenses so reimbursed or assumed to the extent that subsequently during the year expenses fall below the 20/100 of 1% per annum level on any given day. For purposes of this undertaking by the Sponsor, ordinary operating expenses of the Trust shall not include taxes, brokerage commissions and, of course, such extraordinary non-recurring expenses as may arise, including without limitation the cost of any litigation to which the Trust or Trustee may be a party. The Sponsor may choose to reimburse or assume certain Trust expenses in later periods in order to keep Trust expenses at a level it believes to be attractive to investors, but is not obligated to do so. In any event, it is possible that, on any day and during any period over the life of the Trust, total fees and expenses of the Trust may exceed 20/100 of 1% per annum.

    If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to cover Trust expenses, the Trustee may make advances to the Trust to cover such expenses; otherwise the Trustee may sell Securities in an amount sufficient to pay such expenses. The Trustee may reimburse itself in the amount of any such advance, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee may sell Securities to reimburse itself for the amount of such advance and any accrued interest thereon. Such advances are secured by a lien on the assets of the Trust in favor of the Trustee. The expenses of the Trust are reflected in the net asset value of the Trust (see "Valuation").

    For services performed under the Trust Agreement, the Trustee is paid by the Trust a fee at an annual rate of 11/100 of 1% to 15/100 of 1% of the net asset value of the Trust, as shown below, such percentage amount to vary depending on the net asset value of the Trust, plus or minus the Adjustment Amount (as hereinafter defined). Such compensation is computed on each Business Day on the basis of the net asset value of the Trust on such day, and the amount thereof is accrued daily and paid monthly. To the extent that the amount of the Trustee's compensation, prior to any adjustment in respect of the Adjustment Amount, is less than specified amounts, the Sponsor has agreed to pay the amount of any such shortfall. The Trustee, in its discretion, may also waive all or a portion of such fee.

                               TRUSTEE FEE SCALE

    NET ASSET VALUE                            FEE AS A PERCENTAGE OF NET
     OF THE TRUST                               ASSET VALUE OF THE TRUST
    ---------------                            --------------------------

$0-$499,999,999................. 15/100 of 1% per annum plus or minus the Adjustment Amount
$500,000,000-$999,999,999....... 13/100 of 1% per annum plus or minus the Adjustment Amount*
$1,000,000,000 and above........ 11/100 of 1% per annum plus or minus the Adjustment Amount*

    As of December 31, 1994, the net asset value of the Trust was $422,576,561. No representation is made as to the actual net asset value of the Trust on any future date, as it is subject to change at any time due to fluctuations in market value of Securities or to creations or redemptions made in the future.

    The Adjustment Amount shall be calculated at the end of each quarter and applied against the Trustee's fee for the following quarter. The "Adjustment Amount" is an amount which is intended, depending upon the circumstances, either to (1) reduce the Trustee's fee by the amount that the Transaction Fees paid on creation and redemption exceeds the costs of those activities, and by the amount of excess earnings on cash held for the benefit of the Trust or (2) increase the Trustee's fee by the amount that the Transaction Fee (plus additional amounts paid in connection with creations or redemptions outside the SPDR Clearing Process), if any, paid on creations or redemptions, falls short of the actual costs of these activities. If in any quarter the Adjustment Amount exceeds the fee payable to the Trustee as set forth above, the Trustee shall use such excess amount to reduce other Trust expenses, subject to certain federal tax limitations. To the extent that the amount of such excess exceeds the Trust's expenses for such quarter, any remaining excess shall be retained by the Trustee as part of its compensation. If in any quarter the costs of processing creations and redemptions exceed the amounts charged as a Transaction Fee (plus the additional amounts paid in connection with creations or redemptions outside the SPDR Clearing Process) net of the excess earnings, if any, on cash held for the benefit of the Trust, the Trustee will augment the Trustee's fee by the resulting Adjustment Amount.


                              REDEMPTION OF SPDRS

    SPDRs in Creation Unit size aggregations are redeemable in kind only and are not redeemable for cash. SPDRs in Creation Unit size aggregations may be redeemed by submitting a request for redemption, the requisite number of SPDRs and the Excess Cash Amount (as defined below), if applicable, to the Trustee in the manner specified below. Beneficial Owners of SPDRs may sell SPDRs in the secondary market, but must accumulate enough SPDRs to constitute a Creation Unit (i.e., 50,000 SPDRs) in order to redeem through the Trust. SPDRs can be redeemed only when Creation Unit size aggregations are owned by a Beneficial Owner and held in the account of a single Participating Party (with respect to redemptions through the SPDR Clearing Process) or a single DTC Participant (with respect to redemptions outside the SPDR Clearing Process). SPDRs will remain outstanding until redeemed or until the termination of the Trust.

PROCEDURE FOR REDEMPTION OF SPDRS

    Requests for redemptions of Creation Units may be made on any Business Day through the SPDR Clearing Process to the Trustee at its Quincy office or at such other office as may be designated by the Trustee. Requests for redemptions of Creation Units may also be made directly to the Trustee outside the SPDR Clearing Process. Requests for redemption shall not be made to the Distributor. In the case of redemptions made through the SPDR Clearing Process, the Transaction Fee will be deducted from the amount delivered to the redeemer. In case of


______________________

* The fee indicated applies to that portion of the net asset value of the Trust which falls in the size category indicated.

redemptions tendered directly to the Trustee outside the SPDR Clearing Process, a total fee will be charged on a per Creation Unit basis per day. Such fee will be equal to the Transaction Fee plus an additional amount not to exceed three
(3) times the Transaction Fee applicable for one Creation Unit per Creation Unit redeemed, (due in part to the increased expense associated with delivery outside the SPDR Clearing Process) and such amount will be deducted from the amount delivered to the redeemer (see "Prospectus Summary--Transaction Fee"). In all cases, both the tender of SPDRs for redemption and distributions to the redeemer in respect of SPDRs redeemed will be effected through the Depository and the relevant DTC Participant(s) to the Beneficial Owner thereof as recorded on the book entry system of the Depository or the relevant DTC Participant, as the case may be (see "The Trust--Book-Entry-Only System").

    The Trustee will transfer to the redeeming Beneficial Owner via the Depository and the relevant DTC Participant(s) a portfolio of securities for each Creation Unit size aggregation of SPDRs delivered, identical in weighting and composition to the securities portion of a Portfolio Deposit as in effect
(1) on the date a request for redemption is deemed received by the Trustee as described below, in the case of redemptions made either through the SPDR Clearing Process or outside the SPDR Clearing Process or (2) on the date that notice of the termination of the Trust is given, in the case of the termination of the Trust (see "Administration of the Trust--Termination" and "The Portfolio--Adjustments to the Portfolio"). The Trustee will also transfer via the relevant DTC Participant(s) to the redeeming Beneficial Owner in cash the "Cash Redemption Payment", which on any given Business Day is an amount identical to the amount of the Cash Component and is equal to a proportional amount of the following: dividends on all the Securities for the period through the date of redemption, net of expenses and liabilities for such period (including, without limitation, (x) taxes or other governmental charges against the Trust not previously deducted if any, and (y) accrued fees of the Trustee and other expenses of the Trust (including legal and auditing expenses) and other expenses not previously deducted (see "Expenses of the Trust"), as if all the Securities had been held for the entire accumulation period for such distribution, plus or minus the Balancing Amount. To the extent that any amounts payable to the Trust by the redeeming Beneficial Owner exceed the amount of the Cash Redemption Payment ("Excess Cash Amounts"), such Beneficial Owner shall be required to deliver payment thereof to the Trustee. In the case of redemptions made through the SPDR Clearing Process, the Trustee will effect a transfer of the Cash Redemption Payment and securities to the redeeming Beneficial Owner by the fifth (5th) or the third (3rd) NSCC Business Day, as applicable, following the date on which request for redemption is deemed received. In the case of redemptions made outside the SPDR Clearing Process, the Trustee will transfer the Cash Redemption Payment and the securities to the redeeming Beneficial Owner by the fifth (5th) or the third (3rd) Business Day, as applicable, following the date on which the request for redemption is deemed received. The Trustee will cancel all SPDRs delivered upon redemption.

    In the event that the Trustee determines, in its discretion, that an Index Security is likely to be unavailable or available in insufficient quantity for delivery by the Trust upon the redemption of SPDRs in Creation Unit size aggregations, the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities, based on the market value of such Index Security or Index Securities as of the Evaluation Time on the date such redemption is deemed received by the Trustee (see "Placement of Redemption Orders Using SPDR Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In connection with the redemption of SPDRs, if a redeemer is restricted by regulation or otherwise from investing or engaging in a transaction in one or more Index Securities, the Trustee shall have the right in its discretion to deliver the cash equivalent value of such Index Security or Index Securities based on the market value of such Index Security or Index Securities as of the Evaluation time on the date such redemption order is deemed received by the Trustee (see "Placement of Redemption Orders Outside SPDR Clearing Process") as a part of the Cash Redemption Payment in lieu of delivering such Index Security or Index Securities to the redeemer. In such case, such investor will pay the Trustee the Standard Transaction Fee, plus an additional amount per Creation Unit not to exceed three (3) times the Transaction Fee applicable for one Creation Unit, subject to the current maximum charge of $12,000.

    The Trustee may sell Securities to obtain sufficient cash proceeds to deliver to the redeeming Beneficial Owner. To the extent cash proceeds are received by the Trustee in excess of the amount required to be provided to the redeeming Beneficial Owner, such cash amounts shall be held by the Trustee and shall be applied in accordance with the guidelines applicable to Misweightings (see "The Portfolio--Adjustments to the Portfolio").

    If the income received by the Trust in the form of dividends and other distributions on the Securities is insufficient to allow distribution of the Cash Redemption Payment, the Trustee may advance out of its own funds any amounts necessary in respect of redemptions of SPDRs; otherwise, the Trustee may sell Securities in an amount sufficient to effect such redemptions. The Trustee may reimburse itself in the amount of such advance, together with interest thereon at a percentage rate equal to the then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances are secured by a lien on the assets of the Trust in favor of the Trustee.

    The Trustee may, in its discretion, and will when so directed by the Sponsor, suspend the right of redemption, or postpone the date of payment of the net asset value for more than five (5) Business Days following the date on which request for redemption is deemed received by the Trustee: for any period during which the New York Stock Exchange is closed; for any period during which an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable; or for such other period as the Commission may by order permit for the protection of Beneficial Owners. Neither the Sponsor nor the Trustee is liable to any person or in any way for any loss or damages which may result from any such suspension or postponement.

    To be eligible to place orders with the Trustee to redeem SPDRs in Creation Unit size aggregations, an entity or person must be (1) a Participating Party with respect to creations/redemptions through the SPDR Clearing Process, or (2) a DTC participant with respect to creations/redemptions outside the SPDR Clearing Process.

    All orders to redeem SPDRs must be placed in multiples of 50,000 SPDRs (Creation Unit size). Orders must be transmitted to the Trustee by telephone or other transmission method acceptable to the Trustee, pursuant to procedures set forth in the Participant Agreement. Severe economic or market disruption or changes, or telephone or other communication failure, may impede the ability to reach the Distributor, the Trustee, a Participating Party, or a DTC Participant.

    Orders to redeem Creation Unit sized aggregations of SPDRs shall be placed with a Participating Party or DTC Participant, as applicable, in the form required by such Participating Party or DTC Participant. Investors should be aware that their particular broker may not have executed a Participant Agreement, and that, therefore, orders to redeem Creation Unit sized aggregations of SPDRs may have to be placed by the investor's broker through a Participating Party or a DTC Participant who has executed a Participant Agreement. At any given time there may be only a limited number of broker-dealers that have executed a Participant Agreement. Those placing orders to redeem SPDRs should afford sufficient time to permit (1) proper submission of the order by a Participating Party or DTC Participant to the Trustee and (2) the receipt of the SPDRs to be redeemed and the Excess Cash Amounts, if any, by the Trustee in a timely manner, as described below. Orders for redemption that are effected outside the SPDR Clearing Process are likely to require transmittal by the DTC Participant earlier on the Transmittal Date than orders effected using the SPDR Clearing Process. Those persons placing orders outside the SPDR Clearing Process should ascertain the deadlines applicable to DTC and the Federal Reserve Bank wire system by contacting the operations department of the broker or depository institution effectuating such transfer of SPDRs and Cash Redemption Payment. These deadlines will vary by institution. The Participant notified of an order to redeem outside the SPDR Clearing Process will be required to transfer SPDRs through DTC and the Excess Cash amounts, if any, through the Federal Reserve Bank wire system in a timely manner (see "Placement of Redemption Orders Outside the SPDR Clearing Process").

PLACEMENT OF REDEMPTION ORDERS USING SPDR CLEARING PROCESS

    Orders to redeem SPDRs in Creation Unit size aggregations through the SPDR Clearing Process must be delivered through a Participating Party (see "Portfolio Deposit") that has executed the Participant Agreement with the Distributor and with the Trustee (as the same may be from time to time amended in accordance with its terms). An order to redeem SPDRs using the SPDR Clearing Process is deemed received on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date and (ii) all other procedures set forth in the Participant Agreement are properly followed; such order will be effected based on the net asset value of the Trust as determined as of the Evaluation Time on the Transmittal Date. An order to redeem SPDRs using the SPDR Clearing Process made in proper form but received by the Trustee after the Closing Time will be deemed received on the next Business Day immediately following the Transmittal Date. The Participant Agreement authorizes the Trustee to transmit to NSCC on behalf of the Participating Party such trade instructions as are necessary to effect the Participating Party's redemption order. Pursuant to such trade instructions from the Trustee to NSCC, the Trustee will transfer the requisite securities (or contracts to purchase such securities which are expected to be delivered in a "regular way" manner) by the fifth (5th) or third (3rd) NSCC Business Day, as applicable, following the date on which such request for redemption is deemed received, as applicable and the Cash Redemption Payment. The calculation of the value of the securities and the Cash Redemption Payment to be delivered by the Trustee to the redeeming Beneficial Owner will be made according to the procedures set forth under "Valuation," computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee.

PLACEMENT OF REDEMPTION ORDERS OUTSIDE SPDR CLEARING PROCESS

    Orders to redeem SPDRs outside the SPDR Clearing Process must be delivered through a DTC Participant that has executed the Participant Agreement with the Distributor and with the Trustee. A DTC Participant who wishes to place an order for redemption of SPDRs to be effected outside the SPDR Clearing Process need not be a Participating Party. Such orders must state (1) that the DTC Participant is not using the SPDR Clearing Process and that redemption of SPDRs will instead be effected through transfer of SPDRs directly through DTC. An order to redeem SPDRs outside the SPDR Clearing Process is deemed received by the Trustee on the Transmittal Date if (i) such order is received by the Trustee not later than the Closing Time on such Transmittal Date, (ii) such order is preceded or accompanied by the requisite number of SPDRs specified in such order, which delivery must be made through DTC to the Trustee no later than 11:00 a.m. on such Transmittal Date (the "DTC Cut-Off Time") and (iii) all other procedures set forth in the Participant Agreement are properly followed. The Excess Cash Amounts owed by the Beneficial Owner, if any, must be delivered no later than 2:00 p.m. on the Business Day immediately following the Transmittal Date.

    After the Trustee has deemed an order for redemption outside the SPDR Clearing Process received, the Trustee will initiate procedures to transfer the requisite securities (or contracts to purchase such securities which are expected to be delivered within five or three Business Days, as applicable) and the Cash Redemption Payment to the redeeming Beneficial Owner by the fifth or third Business Day, as applicable, following the Transmittal Date on which such redemption order is deemed received by the Trustee.

    The calculation of the value of the securities and the Cash Redemption Payment to be delivered to the redeeming Beneficial Owner will be made by the Trustee according to the procedures set forth under "Valuation," computed as of the Evaluation Time on the Business Day on which a redemption order is deemed received by the Trustee. Therefore, if a redemption order is submitted by a DTC Participant not later than the Closing Time on the Transmittal Date, and the requisite SPDRs are delivered prior to the DTC Cut-Off Time on such Transmittal Date, the value of the securities and the Cash Redemption Payment to be delivered to the Beneficial Owner will be determined by the Trustee as of the Evaluation Time on such Transmittal Date. If, however, a redemption order is submitted by a DTC Participant by the Closing Time on a Transmittal Date but either (1) the requisite SPDRs are NOT delivered by the DTC Cut-Off Time on such Transmittal Date or (2) the redemption order is not submitted in proper form, then the redemption order will NOT be deemed received as of such Transmittal Date. In such case, the value of the securities and the Cash Redemption Payment to be delivered to the Beneficial Owner will be computed as of the Evaluation Time on the Business Day that such order is deemed received by the Trustee, i.e., the Business Day on which the SPDRs are delivered through DTC to the Trustee by the DTC Cut-Off Time on such Business Day, pursuant to a properly submitted redemption order.


                                   VALUATION

    The net asset value of the Trust is computed as of the Evaluation Time shown under "Essential Information" on each Business Day. The net asset value of the Trust on a per SPDR basis is determined by subtracting all liabilities (including accrued expenses and dividends payable) from the total value of the Trust's investments and other assets and dividing the result by the total number of outstanding SPDRs.

    The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: If the Securities are listed on one or more national securities exchanges, such evaluation shall generally be based on the closing sale price on that day (unless the Trustee deems such price inappropriate as a basis for evaluation) on the exchange which is deemed to be the principal market therefor (the New York or American Stock Exchange if the securities are listed thereon) or, if there is no such appropriate closing sale price on such exchange, at the closing bid price (unless the Trustee deems such price inappropriate as a basis for evaluation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange or there is no such closing bid price available, such evaluation shall generally be made by the Trustee in good faith based on the closing price on the over-the-counter market (unless the Trustee deems such price inappropriate as a basis for evaluation) or if there is no such appropriate closing price, (a) on current bid prices, (b) if bid prices are not available, on the basis of current bid prices for comparable securities, (c) by the Trustee's appraising the value of the securities in good faith on the bid side of the market, or (d) by any combination thereof.


                          ADMINISTRATION OF THE TRUST

RECORDS

    The Trustee maintains records of the transactions of the Trust, including a current list of the identity and number of shares of each of the Securities in the Portfolio. Records of the creation of SPDRs in Creation Unit size aggregations are also maintained by the Distributor. Record of ownership of SPDRs is maintained by the Depository and by DTC Participants as described above (see "The Trust--Book-Entry-Only System").

    A complete copy of the Trust Agreement is maintained by the Trustee. A copy of the Trust Agreement is available to Beneficial Owners at the corporate trust office of the Trustee at 225 Franklin Street, Boston, Massachusetts 02110 during normal business hours.

VOTING

    The Trustee has the right to vote all of the voting stocks in the Trust. The Trustee votes the voting stocks of each issuer in the same proportionate relationship as all other shares of each such issuer are voted to the extent permissible and, if not permitted, abstains from voting.

DISTRIBUTIONS TO BENEFICIAL OWNERS

    The regular quarterly ex-dividend date for SPDRs is the third Friday in each of March, June, September and December, unless such day is not a Business Day, in which case the ex-dividend date is the immediately preceding

Business Day (the "Ex-Dividend Date"). Beneficial Owners as reflected on the records of the Depository and the DTC Participants on the fourth Business Day following the Ex-Dividend Date (the "Record Date") are entitled to receive an amount representing dividends accumulated on the Securities through the quarterly dividend period which ends on the Business Day preceding such Ex-Dividend Date (including Securities with ex-dividend dates falling within such quarterly dividend period), net of fees and expenses, accrued daily for such period. For the purposes of all dividend distributions, dividends per SPDR are calculated at least to the nearest 1/100th of $0.01. The payment of dividends is made on the last Business Day in the calendar month following each Ex-Dividend Date (the "Dividend Payment Date"). Dividend payments will be made through the Depository and the DTC Participants to Beneficial Owners then of record with funds received from the Trustee. SPDRs are registered in book entry only, which records are kept by the Depository (see "The Trust--Book-Entry-Only System").

    Dividends payable to the Trust in respect of the Securities are credited by the Trustee to a non-interest bearing account as of the date on which the Trust receives such dividends. Other moneys received by the Trustee in respect of the Securities, including but not limited to the Cash Component, the Cash Redemption Payment, all moneys realized by the Trustee from the sale of options, warrants or other similar rights received or distributed in respect of the Securities as dividends or distributions and capital gains resulting from the sale of Securities are also credited by the Trustee to a non-interest bearing account. All funds collected or received are held by the Trustee without interest until distributed in accordance with the provisions of the Trust Agreement. To the extent the amounts credited to such accounts generate interest income or an equivalent benefit to the Trustee, such interest income or benefit is used to reduce the Trustee's annual fee (see "Expenses of the Trust").

    The Trust intends to qualify as a regulated investment company for federal income tax purposes. A regulated investment company is not subject to federal income tax on its net investment income and capital gains that it distributes to shareholders, so long as it meets certain overall distribution and diversification requirements and other conditions under Subchapter M of the Code. The Trust intends to satisfy these overall distribution and diversification requirements and to otherwise satisfy any required conditions. The Trustee intends to make additional distributions to the minimum extent necessary (i) to distribute the entire annual investment company taxable income of the Trust, plus any net capital gains (from sales of securities in connection with adjustments to the Portfolio or to generate cash for such distributions), and (ii) to avoid imposition of the excise tax imposed by section 4982 of the Code (see "Tax Status of the Trust"). The additional distributions, if needed, would consist of (a) an increase in the distribution scheduled for January to include any amount by which estimated Trust investment company taxable income and net capital gains for a year exceeds the amount of Trust taxable income previously distributed with respect to such year or, if greater, the minimum amount required to avoid imposition of such excise tax, and (b) a distribution soon after actual annual investment company taxable income and net capital gains of the Trust have been computed of the amount, if any, by which such actual income exceeds the distributions already made. The net asset value of the Trust will be reduced in direct proportion to the amount of such additional distributions. The magnitude of the additional distributions, if any, will depend upon a number of factors, including the level of redemption activity experienced by the Trust. Because substantially all proceeds from the sale of securities in connection with adjustments to the Portfolio will have been used to purchase shares of Index Securities, the Trust may have no cash or insufficient cash with which to pay such additional distributions. In that case, the Trustee will have to sell shares of the Securities sufficient to produce the cash required to make such additional distributions. In selecting the Securities to be sold to produce cash for such distributions, the Trustee will choose among the Securities that are over-weighted in the Portfolio relative to their weightings in the S&P Index first and then from among all other Securities in a manner so as to maintain the weightings of the Securities within the applicable Misweighting Amount (see "The Portfolio--Adjustments to the Portfolio").

    The Trustee further reserves the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Trust as a regulated investment company or to avoid imposition of income or excise taxes on undistributed income.

    The Trustee further reserves the right to vary the frequency with which periodic distributions are made (e.g., from quarterly to monthly) if it is determined by the Sponsor and the Trustee, in their discretion, that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to regulated investment companies or would otherwise be advantageous to the Trust. In addition, the Trustee reserves the right to change the regular ex-dividend date for SPDRs to another date within the month or quarter if it is determined by the Sponsor and the Trustee, in their discretion, that such a change would be advantageous to the Trust. Notice of any such variance or change (which notice shall include changes to the Record Date, the Ex-Dividend Date, the Dividend Payment Date, and the accumulation period resulting from such variance) shall be provided to Beneficial Owners via the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

    The Trustee may, in its discretion, advance out of its own funds any amounts necessary to permit distributions via the Depository to Beneficial Owners. The Trustee may reimburse itself in the amount of such advance, together with interest thereon at a percentage rate equal to then current overnight federal funds rate, by deducting such amounts from (1) dividend payments or other income of the Trust when such payments or other income is received, (2) the amounts earned or benefits derived by the Trustee on cash held by the Trustee for the benefit of the Trust, and (3) the sale of Securities. Notwithstanding the foregoing, in the event that any advance remains outstanding for more than forty-five (45) Business Days, the Trustee shall sell Securities to reimburse itself for such advance and any accrued interest thereon. Such advances are secured by a lien on the assets of the Trust in favor of the Trustee.

    In addition, as soon as practicable after notice of termination of the Trust, the Trustee will distribute via the Depository and the DTC Participants to each Beneficial Owner redeeming SPDRs in Creation Unit size aggregations prior to the termination date specified in such notice a portion of the Securities and cash as described above (see "Redemption of SPDRs" and "Administration of the Trust--Termination"). Otherwise, the Trustee will distribute to each Beneficial Owner (whether in Creation Unit size aggregations or otherwise), as soon as practical after termination of the Trust, such Beneficial Owner's pro rata share of the net asset value of the Trust (see "Administration of the Trust--Termination").

    All distributions are made by the Trustee through the Depository and the DTC Participants to Beneficial Owners as recorded on the book entry system of the Depository and the DTC Participants (see "The Trust--Book-Entry-Only System").

    The settlement date for the creation of SPDRs in Creation Unit size aggregations or the purchase of SPDRs in the secondary market must occur on or prior to the Record Date in order to receive a distribution on the next Dividend Payment Date. If the settlement date for such a secondary market purchase occurs after the Record Date, the distribution will be made to the seller who was the Beneficial Owner on such date.

    Any Beneficial Owner interested in acquiring additional SPDRs with proceeds received from distributions described above may elect dividend reinvestment through DTC Participants by means of the DTC Dividend Reinvestment Service, described herein (see "The Dividend Reinvestment Service"), if such service is available through such Beneficial Owner's broker.

TRUST SUPERVISION

    The Trust's Portfolio Securities are not managed and therefore the adverse financial condition of an issuer of securities in the Trust does not, in itself, require the sale of Securities from the Portfolio. The Trustee shall, on a non-discretionary basis, make changes to the Portfolio as described above (see "The Portfolio--Adjustments to the Portfolio").

    The Trustee will direct its securities transactions only to brokers or dealers, which may include affiliates of the Trustee, from whom it expects to obtain the most favorable prices or execution of orders.

STATEMENTS TO BENEFICIAL OWNERS

    With each distribution, the Trustee will furnish for distribution to Beneficial Owners (see "The Trust--Book-Entry-Only System") a statement setting forth the amount being distributed expressed as a dollar amount per SPDR.

    Promptly after the end of each calendar year, the Trustee will furnish to the DTC Participants for distribution to each person who was a Beneficial Owner of SPDRs at the end of such calendar year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.

REGISTER OF OWNERSHIP AND TRANSFER

    The Trustee maintains a record of the creation and redemption of SPDRs in Creation Unit size aggregations as well as creations of SPDRs in connection with the Dividend Reinvestment Service. The Depository maintains a record on its book entry system of the DTC Participant ownership of SPDRs and the number of SPDRs owned (see "The Trust--Book-Entry-Only System"). Certificates are not issued for SPDRs, whether in Creation Unit size denominations or otherwise. Beneficial Owners have the rights accorded to holders of "book-entry" securities under applicable law. Beneficial Owners may transfer SPDRs through the Depository by instructing the DTC Participant holding the SPDRs for such Beneficial Owner in accordance with standard securities industry procedures.

RIGHTS OF BENEFICIAL OWNERS

    SPDRs in Creation Unit size aggregations (i.e., 50,000 SPDRs) may be tendered to the Trustee for redemption (see "Redemption of SPDRs"). Beneficial Owners may sell SPDRs in the secondary market, but must accumulate enough SPDRs (i.e., 50,000 SPDRs) to constitute a full Creation Unit in order to redeem through the Trust. The death or incapacity of any Beneficial Owner will not operate to terminate the Trust nor entitle such Beneficial Owner's legal representatives or heirs to claim an accounting or to take any action or proceeding in any court for a partition or winding up of the Trust.

    Beneficial Owners shall not have the right to vote concerning the Trust, except as described below with respect to termination and as otherwise expressly set forth in the Trust Agreement, or in any manner control the operation and management of the Trust, nor shall any Beneficial Owner be liable to any other person by reason of any action taken by the Sponsor or the Trustee.

AMENDMENT

    The Trust Agreement may be amended from time to time by the Trustee and the Sponsor without the consent of any Beneficial Owners (a) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent or to make such other provisions in regard to matters or questions arising thereunder as will not adversely affect the interests of Beneficial Owners; (b) to change any provision thereof as may be required by the Commission; (c) to add or change any provision as may be necessary or advisable for the continuing qualification of the Trust as a "regulated investment company" under the Code; (d) to add or change any provision thereof as may be necessary or advisable in the event that NSCC or the Depository is unable or unwilling to continue to perform its functions as set forth therein; and (e) to add or change any provision thereof to conform the adjustments to the Portfolio and the Portfolio Deposit to changes, if any, made by Standard & Poor's in its method of determining the S&P Index. The Trust Agreement may also be amended from time to time by the Sponsor and the Trustee with the consent of the Beneficial Owners of 51% of the outstanding SPDRs to add provisions to or change or eliminate any of the provisions of the Trust Agreement or to modify the rights of Beneficial Owners; provided, however, that the Trust Agreement may not be amended without the consent of the Beneficial Owners of all outstanding SPDRs if such amendment would (1) permit, except in accordance with the terms and conditions of the Trust Agreement, the acquisition of any securities other than those acquired in accordance with the terms and conditions of the Trust Agreement; (2) reduce the interest of any Beneficial Owner in the Trust; or (3) reduce the percentage of Beneficial Owners required to consent to any such amendment.

    Promptly after the execution of any such amendment, the Trustee shall receive from the Depository, pursuant to the terms of the Depository Agreement, a list of all DTC Participants holding SPDRs. The Trustee shall inquire of each such DTC Participant as to the number of Beneficial Owners for whom such DTC Participant holds SPDRs, and provide each such DTC Participant with sufficient copies of a written notice of the substance of such amendment for transmittal by each such DTC Participant to such Beneficial Owners (see "The Trust--Book-Entry-Only System").

TERMINATION

    The Trust Agreement provides that the Sponsor has the discretionary right to direct the Trustee to terminate the Trust if at any time after six months following and prior to three years following the Initial Date of Deposit the net asset value of the Trust is less than $150,000,000 or if at any time after three years following the Initial Date of Deposit such value is less than $350,000,000, as such dollar amount shall be adjusted for inflation in accordance with the CPI-U, such adjustment to take effect at the end of the fourth year following the Initial Date of Deposit and at the end of each year thereafter and to be made so as to reflect the percentage increase in consumer prices as set forth in the CPI-U for the twelve month period ending in the last month of the preceding fiscal year.

    The Trust will also terminate in the event that SPDRs are de-listed from the Exchange. The Exchange will consider the suspension of trading in or the de-listing of SPDRs as discussed above (see "Exchange Listing").

    The Trust may also be terminated (a) by the agreement of the Beneficial Owners of 66 2/3% of outstanding SPDRs; (b) if the Depository is unable or unwilling to continue to perform its functions as set forth herein and a comparable replacement is unavailable; (c) if NSCC no longer provides clearance services with respect to SPDRs, or if the Trustee is no longer a participant in NSCC; (d) if Standard & Poor's ceases publishing the S&P Index; and (e) if the License Agreement is terminated. The Trust will also terminate by its terms on January 22, 2018 (the "Termination Date").

    If either the Sponsor or the Trustee shall resign or be removed and a successor is not appointed, the Trust will terminate (see "Resignation, Removal and Liability--The Trustee" and "Resignation, Removal and Liability--The Sponsor"). The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever, however, will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of Beneficial Owners.

    Prior written notice of the termination of the Trust will be given at least twenty (20) days prior to termination of the Trust to all Beneficial Owners in the manner described above (see "The Trust--Book-Entry-Only System"). The notice will set forth the date on which the Trust will be terminated (the "Termination Date"), the period during which the assets of the Trust will be liquidated, the date on which Beneficial Owners of SPDRs (whether in Creation Unit size aggregations or otherwise) will receive in cash the net asset value of the SPDRs held and the date determined by the Trustee upon which the books of the Trust shall be closed. Such notice shall further state that, as of the date thereof and thereafter, the Trustee will not accept requests to create additional Creation Units and therefore Portfolio Deposits will no longer be accepted and that, as of the date thereof, the portfolio of Securities delivered upon redemption shall be identical in composition and weighting to the Securities held in the Trust as of such date rather than the securities portion of the Portfolio Deposit as in effect on the date request for redemption is deemed received. Beneficial Owners of SPDRs in Creation Unit size aggregations may, in advance of the Termination Date, redeem in kind directly from the Trust (see "Redemption of SPDRs").

    Within a reasonable period of time after the Termination Date the Trustee shall, subject to any applicable provisions of law, use its best efforts to sell all of the Securities not already distributed to redeeming Beneficial Owners of Creation Units. The Trustee shall not be liable for or responsible in any way for depreciation or loss incurred by reason of any such sale or sales. The Trustee may suspend such sales upon the occurrence of unusual or unforeseen circumstances, including but not limited to a suspension in trading of a Security, the closing or restriction of trading on a stock exchange, the outbreak of hostilities or the collapse of the economy. Upon receipt of proceeds from the sale of the last Security, the Trustee shall deduct therefrom its fees and all other expenses (see "Expenses of the Trust"). The remaining amount shall be transmitted to the Depository for distribution via the DTC Participants, together with a final statement setting forth the computation of the gross amount distributed. SPDRs not redeemed prior to termination of the Trust will be redeemed in cash at net asset value based on the proceeds of the sale of the Securities. Such redemptions in cash at net asset value shall be available to all Beneficial Owners, with no minimum aggregation of SPDRs required (see "Administration of the Trust--Distributions to SPDR Beneficial Owners").

                      RESIGNATION, REMOVAL AND LIABILITY

THE TRUSTEE

    Under the Trust Agreement, the Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing a notice of resignation in writing and filing such notice with the Sponsor and mailing a copy of the notice of resignation to all DTC Participants that are reflected on the records of the Depository as owning SPDRs for distribution to Beneficial Owners as provided above (see "The Trust--Book-Entry-Only System") not less than sixty (60) days before the date such resignation is to take effect. Such resignation will become effective upon the appointment of and the acceptance of the Trust by a successor Trustee or, if no successor is appointed within sixty (60) days after the date such notice of resignation is given, the Trust shall terminate (see "Administration of the Trust--Termination"). The Sponsor, upon receiving notice of such resignation, is obligated to use its best efforts to appoint a successor Trustee promptly.

    In case the Trustee becomes incapable of acting as such or is adjudged a bankrupt or is taken over by any public authority, the Sponsor may discharge the Trustee and appoint a successor Trustee as provided in the Trust Agreement. Notice of such discharge and appointment shall be mailed via the DTC Participants to Beneficial Owners by the Sponsor.

    Upon a successor Trustee's execution of a written acceptance of an appointment as Trustee for the Trust, such successor Trustee will become vested with all the rights, powers, duties and obligations of the original Trustee.

    A successor Trustee is required to be a trust company, corporation or national banking association organized and doing business under the laws of the United States or any state thereof; to be authorized under such laws to exercise corporate trust powers; and to have at all times an aggregate capital, surplus and undivided profit of not less than $50,000,000.

    Beneficial Owners of 51% of the then outstanding SPDRs may at any time remove the Trustee by written instrument(s) delivered to the Trustee and the Sponsor. The Sponsor shall thereupon use its best efforts to appoint a successor Trustee in the manner specified above and in the Trust Agreement.

    The Trust Agreement provides that the Trustee is not liable for any action taken in reasonable reliance on properly executed documents or for the disposition of monies or Securities or for the evaluations required to be made thereunder, except by reason of its own gross negligence, bad faith, wilful malfeasance, wilful misconduct, or reckless disregard of its duties and obligations nor is the Trustee liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities in the Trust. In the event of the failure of the Sponsor to act, the Trustee may act and is not liable for any such action taken by it in good faith. The Trustee is not personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Trustee (each a "Trustee Indemnified Party") will be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, wilful misconduct, wilful malfeasance on the part of such Trustee Indemnified Party or reckless disregard of its duties and obligations, arising out of, or in connection with its acceptance or administration of the Trust, including the costs and expenses (including counsel fees) of defending against any claim or liability.

THE SPONSOR

    If at any time the Sponsor shall fail to undertake or perform or become incapable of undertaking or performing any of the duties which by the terms of the Trust Agreement are required of it to be undertaken or performed, or shall resign, or shall become bankrupt or its affairs shall be taken over by public authorities, the Trustee may appoint a successor Sponsor as shall be satisfactory to the Trustee, agree to act as Sponsor itself, or may terminate the Trust Agreement and liquidate the Trust (see "Termination"). Notice of the resignation or removal of the Sponsor and the appointment of a successor shall be mailed by the Trustee to the Depository and the DTC Participants for distribution to Beneficial Owners (see "The Trust--Book-Entry-Only System"). Upon a successor Sponsor's execution of a written acceptance of such appointment as Sponsor of the Trust, such successor Sponsor shall become vested with all of the rights, powers, duties and obligations of the original Sponsor. Any successor Sponsor may be compensated at rates deemed by the Trustee to be reasonable.

    The Sponsor may resign by executing and delivering to the Trustee an instrument of resignation. Such resignation shall become effective upon the appointment of a successor Sponsor and the acceptance of such appointment by the successor Sponsor, unless the Trustee either agrees to act as Sponsor or terminates the Trust Agreement and liquidates the Trust, which the Trustee shall do if no successor Sponsor is appointed (see "Termination").

    The dissolution of the Sponsor or its ceasing to exist as a legal entity for any cause whatsoever will not cause the termination of the Trust Agreement or the Trust unless the Trustee deems termination to be in the best interests of the Beneficial Owners of SPDRs.

    The Trust Agreement provides that the Sponsor is not liable to the Trustee, the Trust or to the Beneficial Owners of SPDRs for taking any action or for refraining from taking any action made in good faith or for errors in judgment, but is liable only for its own gross negligence, bad faith, wilful misconduct or wilful malfeasance in the performance of its duties or its reckless disregard of its obligations and duties under the Trust Agreement. The Sponsor is not liable or responsible in any way for depreciation or loss incurred by the Trust by reason of the sale of any Securities of the Trust. The Trust Agreement further provides that the Sponsor and its directors, subsidiaries, shareholders, officers, employees, and affiliates under common control with the Sponsor (each a "Sponsor Indemnified Party") shall be indemnified from the assets of the Trust and held harmless against any loss, liability or expense incurred without gross negligence, bad faith, wilful misconduct or wilful malfeasance on the part of any Sponsor Indemnified Party in the performance of its duties or reckless disregard of its obligations and duties under the Trust Agreement, including the payment of the costs and expenses of defending against any claim or liability.


                                    SPONSOR

    The Sponsor of the Trust is PDR Services Corporation, a Delaware corporation incorporated on June 15, 1990 with offices c/o the Exchange, 86 Trinity Place, New York, New York 10006. The Sponsor's Internal Revenue Service Employer Identification Number is 13-3574560. The Exchange owns all of the Sponsor's outstanding shares of common stock. The Exchange is a "control person" of the Sponsor as such term is defined in the Securities Act of 1933.

    The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell SPDRs to the public. In certain instances, these incentives may be provided only to those brokers who meet certain threshold requirements for participation in a given incentive program, such as selling a significant number of SPDRs within a specified time period.

                                    TRUSTEE

    The Trustee is State Street Bank and Trust Company, a bank and trust company organized under the laws of the Commonwealth of Massachusetts with its principal place of business at 225 Franklin Street, Boston, Massachusetts 02110. The Trustee's Internal Revenue Service Employer Identification Number is 04-1867445. The Trustee is subject to supervision and examination by the Massachusetts Division of Banks and the Federal Reserve Bank of Boston.

                                  DEPOSITORY

    The Depository Trust Company, New York, New York, a limited purpose trust company and member of the Federal Reserve System, acts as Depository for SPDRs. The Depository receives customary fees for its services.


                                 LEGAL OPINION

    The legality of the SPDRs offered hereby has been passed upon by Orrick, Herrington & Sutcliffe, New York, New York, as counsel for the Sponsor. Ropes & Gray, Boston, Massachusetts, acts as counsel for the Trustee.


                            INDEPENDENT ACCOUNTANTS

    The financial statements as of December 31, 1994 and for the year ended December 31, 1994 and the period from January 22, 1993 (inception) to December 31, 1993 included in this Prospectus have been so included in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.


           INFORMATION AND COMPARISONS RELATING TO TRUST, SECONDARY
             MARKET TRADING VOLUME, NET ASSET SIZE AND PERFORMANCE

    Information regarding various aspects of the Trust, including the net asset size thereof, as well as the secondary market trading volume and the performance of SPDRs, may be included from time to time in advertisements, sales literature and other communications as well as in reports to current or prospective Beneficial Owners.

    Information may be provided to prospective investors to help such investors assess their specific investment goals and to aid in their understanding of various financial strategies. Such information may present current economic and political trends and conditions and may describe general principles of investing such as asset allocation, diversification and risk tolerance, as well as specific investment techniques such as indexing and hedging. In addition, information may be presented to prospective or current Beneficial Owners regarding the purchase of SPDRs in the secondary market, such as margin requirements. Similarly, market data symbols, trading fractions, other trading information and the CUSIP number relating to SPDRs may be included in such information.

    Information regarding the Trust's net asset size may be stated in communications to prospective or current Beneficial Owners for one or more time periods, including annual, year-to-date or daily periods. Such information may also be expressed in terms of the total number of SPDRs outstanding as of one or more time periods. Factors integral to the size of the Trust's net assets, such as creation volume and activity, may also be discussed, and may be specified from time to time or with respect to various periods of time. Comparisons of such information during various periods may also be made, and may be expressed by means of percentages.

    Information regarding the secondary market trading activity of SPDRs also may be presented over one or more stated time periods, such as for daily, monthly, quarterly or annual periods. SPDR secondary market trading volume information may be compared with similar information relating to other issues trading on the Exchange during the same reporting period. Average daily secondary market trading volume of SPDRs may also be reported from time to time. Comparisons of such information during various periods may also be made, and may be expressed by means of percentages.

    Information may also be provided in communications to prospective or current Beneficial Owners comparing and contrasting the relative advantages of investing in SPDRs as compared to other investment vehicles, such as mutual funds, both on an individual and a group basis (e.g., stock mutual funds). Such information may include comparisons of costs and expense ratios, expressed either in dollars or basis points, stock lending activities, permitted investments and hedging activities (e.g., engaging in options or futures transactions), and portfolio turnover data and analyses. In addition, such information may quote, reprint or include portions of financial, scholarly or business publications or periodicals, including model allocation schedules or portfolios, as the foregoing relate to the comparison of SPDRs to other investment vehicles, current economic, financial and political conditions, investment philosophy or techniques, or the desirability of owning SPDRs.

    In addition, information on the performance of SPDRs on the basis of changes in price per SPDR with or without reinvesting all dividends and/or any distributions of capital in additional SPDRs may be included from time to time in such information. Total return measures the percentage growth in the total dollar value of an investment in SPDRs (reflecting dividends and capital appreciation but without provision for any income taxes payable). Average annualized performance will be stated for various periods. Total return figures may also be stated for a period from the Initial Date of Deposit, a date at least twelve months prior to the end of the reporting period or for annual periods for the life of the Trust. Information on the S&P Index contained in this Prospectus, as updated from time to time, may also be included from time to time in such material. The performance of the Trust, of the S&P Index (provided information is also given reflecting the performance of the Trust in comparison to that S&P Index) or both may also be compared to the performance of money managers as reported in market surveys such as SEI Fund Evaluation Survey (a leading data base of tax-exempt funds) or mutual funds such as those reported by Lipper Analytical Services Inc., Money Magazine Fund Watch or Wiesenberger Investment Companies Service, each of which measures performance following their own specific and well-defined calculation measures, or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the NASDAQ Composite Index (an unmanaged index of over-the-counter stocks) or similar measurement standards during the same period of time. Information may also be included regarding the aggregate amount of assets committed to index investing generally by various types of investors, such as pension funds and other institutional investors, which currently exceeds $300 billion.

    Information on the relative price performance of SPDRs in relation to other securities and/or indices may be represented in the form of "correlation". Correlation is a standard measure of the degree of linear association between two price series, and ranges from zero percent (0%) (i.e., no linear association) to one hundred percent (100%) (i.e., perfect linear association).

    Information relating to the relative price performance of SPDRs may be compared against a wide variety of investment categories and asset classes, including common stocks, small capitalization stocks, long and intermediate term corporate and government bonds, Treasury bills, the rate of inflation in the United States (based on the Consumer Price Index ("CPI")) and combinations of various capital markets. Historical returns of these and other capital markets in the United States may be provided by independent statistical studies and sources, such as those provided by Ibbotson Associates of Chicago, Illinois.
The performance of these capital markets is based on the returns of different indices. Information may be presented using the performance of these and other capital markets to demonstrate general investment strategies. So, for example, performance of SPDRs may be compared to the performance of selected asset classes such as short-term U.S. Treasury bills, long-term U.S. Treasury bonds, long-term corporate bonds, mid-capitalization stocks, foreign stocks and small capitalization stocks and may also be measured against the rate of inflation as set forth in well-known indices (such as the CPI). Performance comparisons may also include the value of a hypothetical investment in any of these capital markets. Performance of SPDRs may also be compared to that of other indices or compilations that may be developed and made available to the investing public in the future. Of course, such comparisons will only reflect past performance of SPDRs and the investment categories, indices or compilations chosen and no guarantees can be made of future results regarding the performance of either SPDRs or the asset classes chosen for such comparisons.


                       THE DIVIDEND REINVESTMENT SERVICE

    The Trust has made the DTC book-entry Dividend Reinvestment Service (the "Service") available for use by Beneficial Owners through DTC Participants for reinvestment of their cash proceeds. Note that some DTC Participants may not elect to utilize the Service; therefore, after the Service is made available for SPDRs, an interested SPDR investor may wish to contact his or her broker to ascertain the availability of the Service through such broker. Interested Beneficial Owners should also note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the Service and such investors should ascertain from their broker such necessary details. SPDRs acquired pursuant to the Service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of SPDRs.

    Distributions reinvested in additional SPDRs through the Service will nevertheless be taxable dividends to Beneficial Owners to the same extent as if received in cash.

    The Trustee will utilize the cash proceeds of all Beneficial Owners participating in reinvestment through the Service to obtain Index Securities necessary to create the requisite number of SPDRs at the close of business on each SPDR distribution date. Any cash balance remaining after the requisite number of SPDRs has been created will be distributed, on a pro rata basis, to all Beneficial Owners who participated in the Service. Note that brokerage commissions, if any, incurred in obtaining the Index Securities necessary to create additional SPDRs with the cash from the distributions will be an expense of the Trust.*


                            ADDITIONAL INFORMATION

    This Prospectus does not include all of the information with respect to the Trust set forth in its registration statement and the exhibits thereto filed with the Commission, under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, to which reference is hereby made. Copies of such documents may be inspected without charge at the Commission's offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office after payment of the fees prescribed by the Commission. Such information is also available at the offices of the Sponsor at 86 Trinity Place, New York, New York.

______________________

* It is difficult to estimate the annual dollar amount of brokerage commissions that might be incurred in connection with the Dividend Reinvestment Service. As an example, however, the Trustee estimates that the amount of annual brokerage commissions incurred in implementing the Service would have been $.0001 per SPDR, based on 9,200,065 SPDRs outstanding and the Trust's net asset value of $422,576,561 as of December 31, 1994, and assuming that during calender year 1994 (1) the annual dividends paid by the Trust were approximately $1.23 per SPDR and (2) 50% of all Beneficial Owners elected to participate in the Service for the entire calendar year. There can be no guarantee that either the size of the Trust or the number of outstanding SPDRs will remain constant, or that the assumptions regarding dividend payments, the cost of brokerage commissions incurred to purchase Index Securities or Beneficial Owner participation will prove to be accurate.

                           GLOSSARY OF DEFINED TERMS

"Adjustment Amount"........................................................ 43
"Adjustment Day"........................................................... 34
"Beneficial Owners"........................................................ 29
"Business Day".............................................................  6
"Cash Component"...........................................................  4
"Cash Redemption Payment".................................................. 44
"Closing Time"............................................................. 27
"Code".....................................................................  6
"Commission"...............................................................  3
"Depository Agreement"..................................................... 30
"Depository"...............................................................  6
"Distributor"..............................................................  8
"Dividend Payment Date".................................................... 48
"DTC Participants"......................................................... 29
"DTC"......................................................................  3
"Ex-Dividend Date"......................................................... 48
"Excess Cash Amounts"...................................................... 44
"Exchange".................................................................  1
"Global Security".......................................................... 29
"Index Securities".........................................................  3
"Indirect Participants".................................................... 29
"Misweighting Amount"...................................................... 31
"Misweighting"............................................................. 31
"NAV Amount"............................................................... 34
"NSCC Business Day"........................................................ 10
"NSCC".....................................................................  3
"Participant Agreement".................................................... 28
"Participating Party"......................................................  4
"Portfolio Deposit"........................................................  4
"Portfolio"................................................................ 25
"Record Date".............................................................. 48
"Request Day".............................................................. 34
"S&P Index"................................................................  1
"Securities"...............................................................  1
"SPDR Clearing Process"....................................................  4
"SPDR".....................................................................  1
"Sponsor"..................................................................  1
"Termination Date"......................................................... 51
"Transaction Fee"..........................................................  4
"Transmittal Date"......................................................... 27
"Trust Agreement"..........................................................  3
"Trust"....................................................................  1
"Trustee"..................................................................  3
"Update Date"..............................................................  4
"Weighting Analysis"....................................................... 32

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATIONS NOT STATED IN IT, OR IN THE REGISTRATION STATEMENT AND EXHIBITS OF WHICH IT IS A PART, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUST, THE SPONSOR OR THE TRUSTEE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, ANY SECURITY OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IN IT IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. HOWEVER, IF ANY MATERIAL CHANGE OCCURS WHILE THIS PROSPECTUS IS REQUIRED TO BE DELIVERED, THIS PROSPECTUS WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY.

    THE TRUST IS REGISTERED AS A UNIT INVESTMENT TRUST UNDER THE INVESTMENT COMPANY ACT OF 1940. REGISTRATION DOES NOT IMPLY THAT THE TRUST OR SPDRS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.

                             ____________________


                               TABLE OF CONTENTS

                                                                    PAGE
                                                                    ----
ESSENTIAL INFORMATION................................................  2
PROSPECTUS SUMMARY...................................................  3
SPECIAL CONSIDERATIONS AND RISK FACTORS..............................  9
REPORT OF INDEPENDENT ACCOUNTANTS...................................  12
STATEMENT OF ASSETS AND LIABILITIES.................................  13
SCHEDULE OF INVESTMENTS.............................................  20
THE TRUST...........................................................  25
THE PORTFOLIO.......................................................  31
THE S&P INDEX.......................................................  36
LICENSE AGREEMENT...................................................  37
EXCHANGE LISTING....................................................  38
TAX STATUS OF THE TRUST.............................................  38
CONTINUOUS OFFERING OF SPDRs........................................  40
EXPENSES OF THE TRUST...............................................  41
REDEMPTION OF SPDRS.................................................  43
VALUATION...........................................................  47
ADMINISTRATION OF THE TRUST.........................................  47
RESIGNATION, REMOVAL AND LIABILITY..................................  52
SPONSOR.............................................................  53
TRUSTEE.............................................................  54
DEPOSITORY..........................................................  54
LEGAL OPINION.......................................................  54
INDEPENDENT ACCOUNTANTS.............................................  54
INFORMATION AND COMPARISONS RELATING TO
 TRUST, SECONDARY MARKET TRADING VOLUME,
 NET ASSET SIZE AND PERFORMANCE.....................................  54
THE DIVIDEND REINVESTMENT SERVICE...................................  56
ADDITIONAL INFORMATION..............................................  56
GLOSSARY OF DEFINED TERMS...........................................  57


                               STANDARD & POOR'S
                                  DEPOSITARY
                                 RECEIPTS(R)
                                 ("SPDRS")(R)
                              SPDR TRUST SERIES 1



                            -----------------------
                                  PROSPECTUS
                            -----------------------



                                    SPONSOR
                           PDR SERVICES CORPORATION



                            ______________________



                                APRIL 24, 1995

                          Undertaking to File Reports
                          ---------------------------


         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulations of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       CONTENTS OF REGISTRATION STATEMENT

This amendment to the Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet.

        The cross-reference sheet.

        The prospectus

        The undertaking to file reports.

        The signatures.

        Written consents of the following persons:

        Orrick, Herrington & Sutcliffe
        (included in Exhibit 3)

        Price Waterhouse, LLP
        (included in Exhibit 4)

        The following exhibits:

        1.  Ex.27-Financial Data Schedule

        2. Amendment to Standard Terms and Conditions of Trust for SPDR Trust Series 1 dated as of January 19, 1996 between PDR Services Corporation, as Sponsor and State Street Bank and Trust Company, as Trustee.

        3.  Opinion of Counsel as to legality of securities being registered.

        4.  Consent of Price Waterhouse, LLP


                              FINANCIAL STATEMENTS
                              --------------------

    1. Statement of Financial Condition of the Trust as shown in the current Prospectus for this series herewith.

    2.  Financial Statements of the Depositor:

        PDR Services Corporation - Statement of Financial Condition as of December 29, 1994, incorporated by reference to Exhibit 3 contained in the post-effective amendment No.2 to Form S-6 for SPDR Trust Series 1 filed with the Securities and Exchange Commission on April 24, 1995 (File No. 33-46080)

                               CONSENT OF COUNSEL

         The consent of counsel to the use of their name in the Prospectus included in this amendment to the Registration Statement has been set forth in their opinion filed as Exhibit 3 to this amendment to the Registration Statement.

                              ___________________

                              CONSENT OF AUDITORS

The consent of Price Waterhouse LLP to the use of their name in the Prospectus included in this amendment to the Registration Statement has been set forth in their consent filed as Exhibit 4 to this amendment to the Registration Statement.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant, SPDR Trust Series 1, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 19th day of January, 1996

                                                   SPDR TRUST SERIES 1
                                                   (Registrant)

                                                   By: PDR Services Corporation
                                                   (Depositor)


                                                   ____________________________
                                                   Joseph Stefanelli
                                                   President

         Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed on behalf of PDR Services Corporation the Depositor by the following persons who constitute a majority of its Board of Directors and by the named persons who are in the following capacities, in the City of New York and State of New York, on the date indicated.

PDR SERVICES CORPORATION

Name                                     Title/Office
----                                     ------------

Joseph Stefanelli                        President * and Director **

John Stimpfel                            Treasurer**

William Strauss                          Director**

Gary L. Gastineau                        Vice President and Director***


                                    By

                                         ___________________________________
                                         James F. Duffy
                                         Attorney-in-fact*


_____________________

* Executed copies of the power of attorney were previously filed with the Securities and Exchange Commission in connection with Post-Effective Amendment Number 1 to the Registration Statement dated May 20, 1994, as Exhibit No. 3.

** Executed copies of the powers of attorney were previously filed with the Securities and Exchange Commission in connection with the Registration Statement on January 22, 1993 as Exhibit No. 9.

*** Executed copy of the power of attorney has been previously filed in connection with the Post Effective Amendment No. 1 to the Registration Statement for MidCap SPDR Trust, Series 1 dated January 19, 1996 (File No. 33-89088), as Exhibit No. 4.

                                 EXHIBIT INDEX


EXHIBIT NO.                       TITLE OF DOCUMENT
-----------                       -----------------

    1.           Ex. 27 Financial Data Scheudle

    2.           Amendment to Standard Terms and Conditions of Trust for SPDR
                 Trust Series 1 dated as of December 29, 1995 between PDR
                 Services Corporation, as Sponsor and State Street Bank and
                 Trust Company, as Trustee.

    3. Copy of Opinion of Counsel as to legality of securities being registered.

    4.           Consent of Price Waterhouse, LLP